
We invented the mutual fund®

MFS® Municipal Series Trust

Annual Report • March 31, 2000

For the States of: Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia

Table of Contents

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research^SM at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.



Letter from the Chairman



Jeffrey L. Shames

Dear Shareholders,

This spring, the U.S. stock market experienced record point drops and volatility that have given many investors cause for concern. While the recent market correction has rattled a lot of nerves, it's important to put the current market environment into perspective. Throughout the history of the market, investors have experienced numerous corrections (declines of more than 20%) and periods of extreme volatility. Of course, past performance is no guarantee of future results, however, over the long-term, stock and bond investors have enjoyed returns that have solidly outpaced inflation.

From our perspective, as we look at the global investment climate at the beginning of the new millennium, we see many reasons for optimism, as well as the need to voice some words of caution. Our reasons for being optimistic about both stock and bond markets include:

- Strong corporate earnings growth: We believe that, over time, the most important driver of stock prices is corporate earnings. Our research indicates that the average earnings growth for U.S. companies could approach 15% in 2000, which would bode very well for U.S. equities. We are also seeing encouraging signs that companies worldwide, and particularly in Europe, are beginning to focus more on earnings and shareholder value — that is, delivering stock price performance that will reward investors. As we research companies around the globe, we are finding that specific areas of opportunity include technology companies, especially those involved in wireless telecommunications and in supplying infrastructure and services for the Internet.

- Low inflation worldwide: We believe accelerating inflation is one of the chief factors that could end the current economic boom. While the U.S. economy continues to grow rapidly, we have not experienced significant signs of inflation. In our opinion, perhaps the major force keeping inflation at bay is worldwide productivity increases, fueled by advancing technology. A technological revolution based on computerization and the Internet appears to be making it possible for companies to produce more products with less employees, thereby enabling companies to increase earnings without raising prices. A related factor keeping inflation down is the heightened competition of an increasingly global marketplace, where, for example, businesses are beginning to use computer networks and the Internet to shop worldwide for the lowest prices from suppliers.

- Strong global economies: Our outlook is that a majority of national economies will continue to experience healthy growth with low inflation. In late January, the current

economic boom in the United States became the longest in the nation's history. It appears to us that the U.S. Federal Reserve Board's (the Fed's) program of gradual interest-rate increases will eventually be successful in cooling the somewhat-overheated U.S. economy while prolonging the boom. In Europe, we see strong evidence that most countries will continue on a moderate growth path with low inflation. A major reason for this is that European companies have begun to adopt the practices of downsizing, outsourcing, and consolidation that have helped revitalize U.S. industry over the past decade. We are witnessing a similar situation in Japan, as more firms merge, restructure, and invest in technology. In the Pacific Rim, most economies have recovered from the economic turmoil of late summer 1998 and are surging ahead. We believe progress toward restructuring Asia's banking systems and other ailing industries bodes well for stronger investor confidence in the region. While business conditions have been less favorable in Latin America due to relatively high inflation, increased exports and industrial production suggest to us that the region's recession has ended.

Amid this positive global outlook, however, we believe investors should also heed some cautionary notes:

- It is highly unlikely that U.S. equity markets will continue to perform at the pace of the last several years. Although our outlook for U.S. markets this year is quite positive, we believe it is unrealistic for investors to expect stock market returns, as measured by the Standard & Poor's 500 Composite Index,[1] to routinely exceed 20%, as they did for the past four years.

- High valuations, especially of technology stocks, have made U.S. markets increasingly volatile. Investor excitement over the past year has pushed many technology-related stocks to very high relative prices, as expressed by their price/earnings (P/E) ratios. In general, we believe these higher valuations are largely supported by the strong earnings growth mentioned earlier. However, as we've recently experienced, this backdrop has led to a highly volatile environment, where the market is swift to punish companies whose earnings are less than expected and where fear can rapidly overcome the desire to invest for long-term goals.

- Rising interest rates may dampen markets in the short term, particularly in the United States and Europe. The Fed's current program of raising interest rates could potentially cool both stock and bond markets, and the European Central Bank has tended to follow the lead of the Fed in adjusting its own interest rates. It is our expectation, however, that in the long term interest rates will trend down again, perhaps by the end of this year. We believe that could be favorable for both equity and fixed-income investments.

On balance, it appears to us that the current global investment climate is well matched to MFS' research-oriented style of investing. In the equity markets, where we believe earnings growth is the most reliable indicator of long-term performance, we feel our research team is second to none in determining the real value of a company and its long-term earnings potential. To do that, our portfolio managers and our worldwide team of research analysts spend extensive time visiting with companies, talking to their customers, and investigating their competition. In fixed-income investing, we believe the quality of our research gives us an advantage by helping us determine which types of securities can add the most value to a fund, and by helping us reduce the credit risk which is the biggest danger to some higher-income bond funds. In sum, MFS Original Research® is one of the most important factors in our ongoing effort to deliver competitive performance to you, our investors.

We appreciate your confidence and welcome any questions or comments you may have.

Respectfully,



Jeffrey L. Shames
Chairman and Chief Executive Officer
MFS Investment Management®

April 18, 2000

---

[1]The Standard & Poor's 500 Composite Index (the S&P 500) is a popular, unmanaged index of common stock total return performance. It is not possible to invest directly in an index.

Investments in mutual funds will fluctuate and may be worth more or less upon redemption.

The opinions expressed in this letter are those of Jeffrey L. Shames, and no forecasts can be guaranteed.

Management Review and Outlook

Dear Shareholders,

The past 12 months proved difficult for fixed-income investments. Strong economic growth in the United States, combined with the lowest unemployment rate in 30 years, kindled fears of inflation. These concerns, in turn, resulted in higher interest rates and falling bond prices (interest rates and bond prices move in opposite directions). Further fueling the rise in interest rates was a pickup in global economic activity, as foreign economies recovered from the emerging market crisis of 1998. This backdrop helped convince the Federal Reserve Board (the Fed) to raise the federal funds rate — the rate banks charge each other for overnight loans — five times during the past nine months. By doing so, the Fed was trying to dampen economic growth to a more sustainable level and thereby moderate inflationary pressures. As a result, yields on 30-year "AAA"-rated general obligation municipal bonds stood at 5.62% on March 31, 2000, up from 4.97% a year ago.

More recently, the municipal market enjoyed a positive first quarter of 2000. Rates on 30-year "AAA"-rated general obligation municipal bonds peaked at 5.92% in mid-January before declining by 30 basis points (0.30%). That's because investors became more confident that Fed actions would indeed curb economic activity and contain inflation. Another benefit was a dramatic reduction in new-issue supply thus far in 2000, which was down more than 40% compared to the same period in 1999. This decline followed the 25% drop for all of 1999, down from the near-record levels of new issuance achieved in 1998, when very low interest rates encouraged municipalities to come to market for new funding.

Looking more closely at the portfolios, we benefited from keeping their durations slightly shorter than those of our Lipper peer groups. Duration is an indication of a portfolio's sensitivity to changes in interest rates; with shorter durations, the portfolios were less susceptible to price declines resulting from increases in interest rates. Given the continued strength of the U.S. economy and its long-running expansion, the fiscal health of many municipal issuers has been sustained or improved, resulting in overall high credit quality in the market. At the same time, we felt that most lower-quality bonds did not offer enough of a reward for taking on the additional credit risk. Indeed, lower-quality bonds underperformed higher-rated securities during the 12-month period, so our underweighting in lower-rated credits proved to be helpful to performance. Nevertheless, we were able to selectively add lower-rated bonds to the portfolios when we felt we were being paid to take on the added risk. By doing so, we helped provide the portfolios with higher yields and, therefore, more stability in the rising interest-rate environment. In addition, as interest rates moved higher, we were able to purchase new issues that offered higher yields and better protection from being called, or redeemed, before maturity if interest rates were to fall once again.

We believe that active management can add value to fixed-income mutual funds. Our investment process relies heavily on fundamental analysis, and less on making major interest-rate projections. While we do generally have an outlook on the direction of interest rates, we tend to adjust the portfolios' durations only when we have a strong opinion one way or the other. Instead, we aim to differentiate ourselves with MFS Original Research®, through which we implement an issuer-oriented, bottom-up approach to selecting securities for the portfolios. We have a strong team of research analysts who examine the fundamental strengths and weaknesses of each issuer. We attempt to overweight sectors that we believe have positive risk/reward profiles. Our goal is to provide the highest sustainable income, while managing risk for the benefit of our shareholders.

While each state was unique in terms of the types of securities it had available, its issuance patterns, and its cash flows, no one region stood out either as a leader or a laggard. The U.S. economy on the whole has performed very well for several years. Instead of the cycles we used to experience, in which one region would perform better than the others, we've seen an environment in which every state has prospered. In terms of sectors, we've gravitated toward those that have benefited from the current economic expansion, and we believe their high credit quality should help provide the portfolios with a reasonable amount of stability. This strategy would include general obligation bonds, tax-backed bonds, essential-service credits such as water and sewer, port authorities, higher education, and, in particular, public utilities such as electric and gas. In this last category, our analysts have, on a selective basis, recommended issuers that have generated consistent cash flows due to steady revenue streams and sizable market shares. In some areas, the utilities sector has been slow to experience the effects of competitive price pressures predicted to emerge as a result of deregulation, while offering opportunities because of restructuring that has occurred over the past few years. At the same time, we've moved very cautiously on health care bonds. Managed care competition and concerns about declines in Medicare and Medicaid reimbursements resulting from the Balanced Budget Act of 1997 have caused significant difficulties in this industry nationwide. Our reduced exposure to this sector paid off in terms of the portfolios' relative performance.

Looking ahead, we believe that tax-equivalent yields offered by municipal bonds in today's markets are extremely compelling. In some cases, municipal bond yields are equal to or higher than yields on comparable-maturity, taxable U.S. Treasuries. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) Therefore, we feel that municipal bonds are a relatively stable, attractive alternative to other fixed-income asset classes, and that they offer investors an opportunity to reallocate their current holdings after the tremendous runup in the equity markets.

As always, we will use our research-driven, bottom-up MFS Original Research to search for opportunities in the municipal marketplace.

Respectfully,



Michael L. Dawson
Portfolio Manager

Geoffrey L. Schechter
Portfolio Manager

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. Their views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The portfolios are actively managed, and current holdings may be different.

PORTFOLIO MANAGERS' PROFILES

Michael L. Dawson is Assistant Vice President and a portfolio manager of all state municipal bond funds at MFS Investment Management®. He is also a portfolio manager of MFS® Municipal Bond Fund, MFS® Municipal Limited Maturity Fund, and MFS® Municipal Income Fund. He joined MFS in 1998 and was named Assistant Vice President and portfolio manager in 1999. Prior to joining MFS, Mr. Dawson worked in institutional sales — fixed income for Fidelity Capital Markets and Goldman Sachs. Prior to that, he was a research analyst in the municipal bond group at Franklin Templeton. He is a graduate of Santa Clara University and received an M.B.A. degree from Babson College in May 1999.

Geoffrey L. Schechter is Vice President of MFS Investment Management® and a portfolio manager of MFS® Municipal Bond Fund, MFS® Municipal Limited Maturity Fund, and MFS® Municipal Income Fund. He is also a portfolio manager of all state municipal bond funds. Mr. Schechter joined MFS as Investment Officer in 1993 after working as a municipal credit analyst with a major insurance company. He was named portfolio manager in 1993, Assistant Vice President in 1994, and Vice President in 1995. Mr. Schechter is a graduate of the University of Texas and has an M.B.A. degree from Boston University. He is a Chartered Financial Analyst and a Certified Public Accountant.

All portfolio managers at MFS Investment Management® are supported by an investment staff of over 100 professionals utilizing MFS Original Research®, a global, issuer-oriented, bottom-up process of selecting securities.

This report is prepared for the general information of shareholders. It is authorized for distribution to prospective investors only when preceded or accompanied by a current prospectus. A prospectus containing more information, including the exchange privilege and all charges and expenses, for any other MFS product is available from your investment professional, or by calling MFS at 1-800-225-2606. Please read it carefully before investing or sending money.

Performance Summary

FUND FACTS

Objective: Each Fund seeks current income exempt from federal income taxes and from the personal income taxes, if any, of the state to which its name refers.

Commencement of investment operations:

Mississippi	**August 6, 1992**
New York	**June 6, 1988**
North Carolina	**October 31, 1984**
Pennsylvania	**February 1, 1993**
South Carolina	**October 31, 1984**
Tennessee	**August 12, 1988**
Virginia	**October 31, 1984**
West Virginia	**October 31, 1984**

Net assets as of March 31, 2000:

Mississippi	**$ 77.0 million**
New York	**$121.6 million**
North Carolina	**$373.6 million**
Pennsylvania	**$ 43.0 million**
South Carolina	**$152.6 million**
Tennessee	**$121.6 million**
Virginia	**$346.4 million**
West Virginia	**$131.9 million**

Class inception:

Mississippi	**Class A**	**August 6, 1992**
	Class B	**September 7, 1993**
New York	**Class A**	**June 6, 1988**
	Class B	**September 7, 1993**
North Carolina	**Class A**	**October 31, 1984**
	Class B	**September 7, 1993**
	Class C	**January 3, 1994**
Pennsylvania	**Class A**	**February 1, 1993**
	Class B	**September 7, 1993**
South Carolina	**Class A**	**October 31, 1984**
	Class B	**September 7, 1993**
Tennessee	**Class A**	**August 12, 1988**
	Class B	**September 7, 1993**
Virginia	**Class A**	**October 31, 1984**
	Class B	**September 7, 1993**
	Class C	**January 3, 1994**
West Virginia	**Class A**	**October 31, 1984**
	Class B	**September 7, 1993**

The following information illustrates the historical performance of each Fund's original share class in comparison to various market indicators. Performance results include the deduction of the maximum applicable sales charge and reflect the percentage change in net asset value, including reinvestment of dividends. Each Fund's results have been compared to the relevant state municipal debt fund tracked by Lipper Inc., an independent firm that reports mutual fund performance. For those states where Lipper does not track state-specific fund performance, we have provided the average "other state" municipal debt fund returns. Each Fund's results have also been compared to the Lehman Brothers Municipal Bond Index, an unmanaged index of municipal bond investments rated "Baa" or higher. However, while this index is considered the benchmark for the performance of municipal bond funds, it is comprised of municipal bonds issues nationwide, while each of the Funds in the Trust is limited to investing in the bonds of a particular state. Benchmark comparisons are unmanaged and do not reflect any fees or expenses. The performance of other share classes will be greater than or less than the line shown. (See Notes to Performance Summary.) It is not possible to invest directly in an index.

MFS® MISSISSIPPI MUNICIPAL BOND FUND
Growth of a Hypothetical $10,000 Investment
(For the period from the commencement of the Fund's investment operations, August 6, 1992, through March 31, 2000. Index information is from August 1, 1992.)



Lehman Brothers Municipal Bond Index

MFS Mississippi Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	Life*	1 Year	3 Years	5 Years	Life*
Cumulative Total Return Excluding Sales Charge	−0.58%	+16.57%	+32.45%	+48.77%	−1.37%	+13.86%	+27.23%	+40.84%
Average Annual Total Return Excluding Sales Charge	−0.58%	+5.24%	+5.78%	+5.33%	−1.37%	+4.42%	+4.93%	+4.58%
Average Annual Total Return Including Sales Charge	−5.31%	+3.55%	+4.76%	+4.66%	−5.15%	+3.49%	+4.60%	+4.58%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	Life*
Average other state municipal debt fund†	−2.05%	+4.04%	+4.81%	+4.88%
Lehman Brothers Municipal Bond Index#	−0.08%	+5.52%	+6.07%	+5.91%

*For the period from the commencement of the Fund's investment operations, August 6, 1992, through March 31, 2000. Index information is from August 1, 1992.
‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® NEW YORK MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment
(For the 10-year period ended March 31, 2000)



Lehman Brothers Municipal Bond Index

MFS New York Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				*Class B*			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	−1.06%	+16.08%	+29.99%	+96.32%	−1.89%	+13.52%	+24.99%	+86.32%
Average Annual Total Return Excluding Sales Charge	−1.06%	+5.10%	+5.39%	+6.98%	−1.89%	+4.32%	+4.56%	+6.42%
Average Annual Total Return Including Sales Charge	−5.76%	+3.41%	+4.37%	+6.46%	−5.65%	+3.39%	+4.23%	+6.42%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average New York municipal debt fund†	−2.43%	+4.28%	+4.91%	+6.47%
Lehman Brothers Municipal Bond Index#	−0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

Performance Summary – continued

MFS® NORTH CAROLINA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment
(For the 10-year period ended March 31, 2000)



Lehman Brothers Municipal Bond Index
MFS North Carolina Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	−1.67%	+13.68%	+27.30%	+77.80%	−2.22%	+11.60%	+23.10%	+69.97%
Average Annual Total Return Excluding Sales Charge	−1.67%	+4.37%	+4.95%	+5.92%	−2.22%	+3.73%	+4.24%	+5.45%
Average Annual Total Return Including Sales Charge	−6.34%	+2.69%	+3.93%	+5.41%	−5.97%	+2.80%	+3.91%	+5.45%

	Class C			
	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	−2.22%	+11.60%	+23.36%	+70.54%
Average Annual Total Return Excluding Sales Charge	−2.22%	+3.73%	+4.29%	+5.48%
Average Annual Total Return Including Sales Charge	−3.16%	+3.73%	+4.29%	+5.48%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average North Carolina municipal debt fund†	−2.17%	+4.28%	+4.85%	+6.03%
Lehman Brothers Municipal Bond Index#	−0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%. Class C Share Performance Including Sales Charge takes into account the deduction of the 1% CDSC applicable to Class C shares redeemed within 12 months.

Class B and C share performance include the performance of the Fund's Class A shares for periods prior to their inception (blended performance). Class B and C blended performance has been adjusted to take into account the CDSC applicable to Class B and C shares rather than the initial sales charge (load) applicable to Class A shares. These blended performance figures have not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B and C shares are higher than those of Class A, the blended Class B and C share performance is higher than it would have been had Class B and C shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

8

Performance Summary – continued

MFS® PENNSYLVANIA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment

(For the period from the commencement of the Fund's investment operations, February 1, 1993, through March 31, 2000.)



Lehman Brothers Municipal Bond Index

MFS Pennsylvania Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	Life*	1 Year	3 Years	5 Years	Life*
Cumulative Total Return Excluding Sales Charge	−0.45%	+17.65%	+31.58%	+45.24%	−1.25%	+14.86%	+26.69%	+37.66%
Average Annual Total Return Excluding Sales Charge	−0.45%	+5.57%	+5.64%	+5.35%	−1.25%	+4.73%	+4.84%	+4.57%
Average Annual Total Return Including Sales Charge	−5.18%	+3.87%	+4.62%	+4.64%	−5.03%	+3.81%	+4.51%	+4.57%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	Life*
Average Pennsylvania municipal debt fund†	−2.72%	+3.91%	+4.87%	+5.10%
Lehman Brothers Municipal Bond Index#	−0.08%	+5.52%	+6.07%	+5.95%

*For the period from the commencement of the Fund's investment operations, February 1, 1993, through March 31, 2000.
‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® SOUTH CAROLINA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment
(For the 10-year period ended March 31, 2000)



Lehman Brothers Municipal Bond Index

MFS South Carolina Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	−2.27%	+12.79%	+25.11%	+78.97%	−2.82%	+10.62%	+20.98%	+71.09%
Average Annual Total Return Excluding Sales Charge	−2.27%	+4.09%	+4.58%	+5.99%	−2.82%	+3.42%	+3.88%	+5.52%
Average Annual Total Return Including Sales Charge	−6.91%	+2.42%	+3.57%	+5.48%	−6.53%	+2.50%	+3.55%	+5.52%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average South Carolina municipal debt fund†	−2.02%	+4.12%	+4.94%	+6.19%
Lehman Brothers Municipal Bond Index#	−0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® TENNESSEE MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment
(For the 10-year period ended March 31, 2000)



- Lehman Brothers Municipal Bond Index
- MFS Tennessee Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	−1.75%	+14.41%	+27.49%	+80.90%	−2.39%	+12.22%	+23.30%	+72.75%
Average Annual Total Return Excluding Sales Charge	−1.75%	+4.59%	+4.98%	+6.11%	−2.39%	+3.92%	+4.28%	+5.62%
Average Annual Total Return Including Sales Charge	−6.42%	+2.91%	+3.96%	+5.59%	−6.11%	+3.00%	+3.94%	+5.62%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average Tennessee municipal debt fund†	−2.02%	+4.35%	+5.06%	+6.14%
Lehman Brothers Municipal Bond Index#	−0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® VIRGINIA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment
(For the 10-year period ended March 31, 2000)



- Lehman Brothers Municipal Bond Index
- MFS Virginia Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	−1.09%	+14.26%	+26.54%	+77.43%	−1.73%	+12.07%	+22.48%	+69.63%
Average Annual Total Return Excluding Sales Charge	−1.09%	+4.54%	+4.82%	+5.90%	−1.73%	+3.87%	+4.14%	+5.43%
Average Annual Total Return Including Sales Charge	−5.79%	+2.86%	+3.81%	+5.39%	−5.49%	+2.95%	+3.80%	+5.43%

	Class C			
	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	−1.73%	+12.06%	+22.73%	+70.12%
Average Annual Total Return Excluding Sales Charge	−1.73%	+3.87%	+4.18%	+5.46%
Average Annual Total Return Including Sales Charge	−2.67%	+3.87%	+4.18%	+5.46%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average Virginia municipal debt fund†	−1.68%	+4.49%	+5.22%	+6.20%
Lehman Brothers Municipal Bond Index#	−0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%. Class C Share Performance Including Sales Charge takes into account the deduction of the 1% CDSC applicable to Class C shares redeemed within 12 months.

Class B and C share performance include the performance of the Fund's Class A shares for periods prior to their inception (blended performance). Class B and C blended performance has been adjusted to take into account the CDSC applicable to Class B and C shares rather than the initial sales charge (load) applicable to Class A shares. These blended performance figures have not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B and C shares are higher than those of Class A, the blended Class B and C share performance is higher than it would have been had Class B and C shares been offered for the entire period.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® WEST VIRGINIA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment
(For the 10-year period ended March 31, 2000)



Legend:
- Lehman Brothers Municipal Bond Index
- MFS West Virginia Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	−1.89%	+12.43%	+26.07%	+80.87%	−2.53%	+10.18%	+21.80%	+72.75%
Average Annual Total Return Excluding Sales Charge	−1.89%	+3.98%	+4.74%	+6.11%	−2.53%	+3.28%	+4.02%	+5.62%
Average Annual Total Return Including Sales Charge	−6.55%	+2.31%	+3.73%	+5.59%	−6.25%	+2.37%	+3.69%	+5.62%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average other state municipal debt fund†	−2.05%	+4.04%	+4.81%	+5.76%
Lehman Brothers Municipal Bond Index#	−0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS MISSISSIPPI MUNICIPAL BOND FUND

Municipal Bonds – 98.2%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 13.1%		
Commonwealth of Puerto Rico, MBIA, 7.882s, 2008‡‡	$2,000	$ 2,116,640
Commonwealth of Puerto Rico, FSA, 5.75s, 2017	1,000	1,024,580
Gulfport, MS, School District, AMBAC, 5s, 2016	580	536,372
Gulfport, MS, Water & Sewer Rev., FSA, 5.625s, 2024	500	477,990
Hinds County, MS, MBIA, 6.25s, 2010	1,660	1,782,126
Hinds County, MS, MBIA, 6.25s, 2011	1,285	1,380,142
Puerto Rico Municipal Finance Agency, RITES, FSA, 6.857s, 2017 †‡‡	750	755,535
State of Mississippi, 6s, 2018	1,000	1,026,540
Tupelo, MS, Public School District, MBIA, 5.375s, 2015	1,000	983,690
		$10,083,615
State and Local Appropriation – 8.5%		
Medical Center Educational Building Corp., MS (University of Mississippi Medical Center), MBIA, 5.65s, 2009	$1,000	$ 1,028,670
Mississippi Development Bank (Natchez Mississippi Convention Center), AMBAC, 6s, 2021	750	764,025
Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2013 †‡‡	500	519,990
Southhaven, MI, Mississippi Development Bank, Special Obligation (Recreation Facilities), 6.2s, 2020	400	406,308
State of Mississippi, Certificates of Participation (Rehabilitation Services), 6.1s, 2014	2,000	2,027,940
Walnut Grove, MS, Correctional Authority, AMBAC, 6s, 2019	1,750	1,779,873
		$ 6,526,806
Refunded and Special Obligations – 13.3%		
Columbus, MS, Water & Sewer Rev., MBIA, 6.5s, 2004	$1,000	$ 1,076,720
Hinds Community College, MS, Conference and Training Center, 6.5s, 2014	1,320	1,340,922
Mississippi Home Corp., 0s, 2013	4,920	2,304,036
Mississippi Hospital Equipment & Facilities Authority Rev. (Magnolia Regional Health Center), 7.375s, 2001	1,500	1,586,145
Puerto Rico Highway & Transportation Authority, 6.625s, 2002	1,900	2,012,385
State of Mississippi, 6.75s, 2004	1,800	1,936,980
		$10,257,188
Airport and Port Revenue – 2.6%		
Puerto Rico Ports Authority (American Airlines), 6.25s, 2026	$2,000	$ 1,969,420
Electric and Gas Utility Revenue – 5.7%		
Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2013 †‡‡	$1,000	$ 986,040
Puerto Rico Electric Power Authority, FSA, 8.078s, 2023 ‡‡	1,000	1,077,650
Warren County, MS, Pollution Control Rev. (Mississippi Power & Light), 7s, 2022	1,000	1,038,260
Washington County, MS, Pollution Control Rev. (Mississippi Power & Light), 7s, 2022	1,230	1,277,060
		$ 4,379,010
Health Care Revenue – 2.9%		
Corinth Alcorn County, MS, Hospital Rev. (Magnolia Regional Health Center), 5.5s, 2021	$ 670	$ 520,617
Jones County, MS, Hospital Rev. (South Central Regional Medical Center), 5.5s, 2017	1,000	834,920
Mississippi Hospital Equipment & Facilities Authority Rev., 6s, 2016	1,000	878,010
		$ 2,233,547

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – 8.4%		
Jones County, MS, Solid Waste Disposal Rev. (International Paper Co.), 5.8s, 2021	$1,000	$ 916,470
Lowndes County, MS, Solid Waste Disposal & Pollution Control Rev. (Weyerhauser Co.), 6.8s, 2022	3,250	3,478,280
Mississippi Business Finance Corp. (Jackson Municipal Airport/Airborne Freight), 7.15s, 2007	985	1,050,325
Warren County, MS, Pollution Control Rev. (International Paper Co.), 6.6s, 2019	1,000	1,010,250
		$ 6,455,325
Insured Health Care Revenue – 16.7%		
Alcorn County, MS, Corinth Hospital Rev. (Magnolia Regional Health Center), AMBAC, 5.75s, 2013	$2,000	$ 2,021,720
Gulfport, MS, Hospital Facilities (Memorial Hospital), MBIA, 6.125s, 2015	2,250	2,306,048
Gulfport, MS, Hospital Facilities (Memorial Hospital), MBIA, 6.2s, 2018	1,000	1,021,950
Hinds County, MS, Rev. (Methodist Hospital & Rehabilitation Center), AMBAC, 5.6s, 2012	2,335	2,400,170
Mississippi Development Bank, Special Obligation (Adams County Hospital), FSA, 5.75s, 2016	1,000	1,000,600
Mississippi Hospital Equipment & Facilities Authority Rev. (Baptist), MBIA, 6.5s, 2010	1,190	1,270,587
Mississippi Hospital Equipment & Facilities Authority Rev. (Baptist), MBIA, 6s, 2013	750	768,547
Mississippi Hospital Equipment & Facilities Authority Rev. (Rush Medical Foundation), Connie Lee, 6.7s, 2018	2,000	2,084,280
		$12,873,902
Multi-Family Housing Revenue – 5.3%		
Gulfport, MS, Community Development (Oakview Apartments), FNMA, 7.4s, 2025	$1,755	$ 1,821,865
Jackson, MS, Elderly Housing Corp., Mortgage Rev. (Delhaven Manor), FHA, 7.375s, 2024	1,930	1,996,373
Ridgeland, MS, Urban Renewal, Multifamily Housing Rev. (Northbrook I & III Apartments), 6.15s, 2019 ###	300	273,399
		$ 4,091,637
Single Family Housing Revenue – 7.6%		
Mississippi Home Corp., GNMA, 6.5s, 2024	$2,650	$ 2,695,686
Mississippi Home Corp., GNMA, 6.625s, 2027	1,350	1,381,833
Mississippi Home Corp., GNMA, 7.55s, 2027	1,215	1,300,803
Mississippi Home Corp., GNMA, 6.3s, 2031	500	505,085
		$ 5,883,407
Turnpike Revenue – 1.9%		
Puerto Rico Highway & Transportation Authority, FSA, 5s, 2016	$1,500	$ 1,427,430
Universities – 3.0%		
Southhaven, MI, Mississippi Development Bank, Special Obligation (Recreation Facilities), 5.875s, 2014	$ 375	$ 381,135
University of Mississippi, Educational Building Corp. (Athletic Facilities), 6.2s, 2016 ###	1,000	1,015,910
University of Mississippi Educational Building Corp. (Performing Arts Center), AMBAC, 5.25s, 2018	1,000	945,730
		$ 2,342,775

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – 6.7%		
Gautier, MS, Utility District, Utility Systems Rev., FGIC, 6.375s, 2019	$1,300	$ 1,330,706
Jackson, MS, Water & Sewer Systems Rev., FGIC, 5.25s, 2017	1,170	1,114,554
Meridian, MS, Water & Sewer Rev., AMBAC, 6s, 2010	1,500	1,579,185
Meridian, MS, Water & Sewer Rev., AMBAC, 6.2s, 2012	650	689,903
Meridian, MS, Water & Sewer Rev., AMBAC, 6.2s, 2013	400	415,148
		$ 5,129,496
Other – 2.5%		
Mississippi Development Bank (Diamond Lakes Utilities), 6.25s, 2017	$1,250	$ 1,189,012
Mississippi Development Bank (Tupelo Fairgrounds), AMBAC, 5s, 2017	785	718,236
		$ 1,907,248
Total Municipal Bonds (Identified Cost, $74,477,922)		$75,560,806

Floating Rate Demand Note – 0.2%

Perry County, MS, Pollution Control Rev., due 04/03/00, *at Identified Cost*	$ 200	$ 200,000
Total Investments (Identified Cost, $74,677,922)		$75,760,806
Other Assets, Less Liabilities – 1.6%		1,198,256
Net assets – 100.0%		$76,959,062

See portfolio footnotes and notes to financial statements.

MFS NEW YORK MUNICIPAL BOND FUND

Municipal Bonds – 95.6%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 3.0%		
Port Byron, NY, Central School District, AMBAC, 7.4s, 2012	$ 500	$ 598,245
Port Byron, NY, Central School District, AMBAC, 7.4s, 2013	500	600,735
Port Byron, NY, Central School District, AMBAC, 7.4s, 2014	500	605,390
Port Byron, NY, Central School District, AMBAC, 7.4s, 2015	500	606,185
Washingtonville, NY, Central School District, FGIC, 7.35s, 2008	550	630,900
Washingtonville, NY, Central School District, FGIC, 7.35s, 2009	550	636,553
		$ 3,678,008
State and Local Appropriation – 22.4%		
Metropolitan Transportation Authority, NY, Dedicated Tax Fund, FGIC, 5.25s, 2014	$1,500	$ 1,476,225
Metropolitan Transportation Authority, NY, Service Contract, 7.375s, 2008	2,000	2,204,520
Metropolitan Transportation Authority, NY, Service Contract, 5.5s, 2017	750	727,852
Metropolitan Transportation Authority, NY, Service Contract, AMBAC, 5.75s, 2013	1,825	1,905,282
New York Dormitory Authority Rev. (City University), 5.625s, 2016	1,450	1,453,422
New York Dormitory Authority Rev. (City University), AMBAC, 5.75s, 2018	1,800	1,846,890
New York Dormitory Authority Rev. (City University), FSA, 5.75s, 2013	4,250	4,436,958
New York Dormitory Authority Rev. (State University), 5s, 2013	1,000	949,730
New York Dormitory Authority Rev. (State University), 5.875s, 2017	1,130	1,163,696
New York Dormitory Authority Rev. (State University), FSA, 5.875s, 2017	1,435	1,498,786
New York Medical Care Facilities Financing Agency Rev., 6.375s, 2014	15	15,449
New York Medical Care Facilities Financing Agency Rev., MBIA, 6s, 2025	20	20,209
New York Urban Development Corp. Rev. (Correctional Facilities), AMBAC, 0s, 2009	5,000	3,175,450
New York Urban Development Corp. Rev. (Correctional Facilities), AMBAC, 5.25s, 2015	1,600	1,553,104
New York Urban Development Corp. Rev. (Correctional Facilities), FSA, 5.25s, 2014	2,000	1,974,220
New York Urban Development Corp. Rev. (State Facilities), AMBAC, 5.6s, 2015	2,750	2,794,055
		$27,195,848
Refunded and Special Obligations – 15.9%		
New York City, NY, 8s, 2001	$ 490	$ 518,660
New York City, NY, 8.25s, 2001	2,000	2,141,460
New York City, NY, 7.2s, 2004	1,000	1,099,410
New York City, NY, 7.3s, 2004	880	972,726
New York City, NY, 7.3s, 2004	5,000	5,516,500
New York City, NY, 7.375s, 2004	1,600	1,773,264
New York City, NY, Municipal Water & Sewer Finance Authority, 7s, 2001	745	773,861
New York Energy Research & Development Authority, Electric Facilities Rev., 7.15s, 2002	1,975	2,104,698
New York Medical Care Facilities Financing Agency Rev. (Mental Health Services), 7.875s, 2000	340	351,339

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
New York Medical Care Facilities Financing Agency Rev. (Mental Health Services), 6.375s, 2004	$ 965	$ 1,037,809
New York Medical Care Facilities Financing Agency Rev. (Montefiore Medical), AMBAC, 6.5s, 2005	2,550	2,771,646
Puerto Rico Aqueduct & Sewer Authority Rev., FSA, 9s, 2005	250	289,155
		$19,350,528
Airport and Port Revenue – 1.7%		
New York City, NY, Industrial Development Agency, Special Facilities Rev. (American Airlines), 6.9s, 2024	$1,000	$ 1,029,520
Port Authority NY & NJ, Special Obligation (JFK International), MBIA, 6.25s, 2015	1,000	1,078,900
		$ 2,108,420
Electric and Gas Utility Revenue – 3.3%		
Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2013 †‡‡	$1,060	$ 1,045,202
Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2014 †‡‡	500	488,750
New York Energy Research & Development Authority, Electric Facilities Rev., 7.15s, 2022	725	752,347
Port Authority NY & NJ, Special Obligation, 6.75s, 2019	1,750	1,779,418
		$ 4,065,717
Health Care Revenue – 4.9%		
Albany, NY, Industrial Development Authority, Civic Facilities Rev., 8.25s, 2004	$1,375	$ 1,424,775
Chautauqua County, NY, Industrial Development Agency, Civic Facility Rev. (Womans Christian Assn.), 6.35s, 2017	200	183,222
Chautauqua County, NY, Industrial Development Agency, Civic Facility Rev. (Womans Christian Assn.), 6.4s, 2029 ###	500	417,765
Dutchess, NY, Industrial Development Agency, Civic Facilities Rev., 8.625s, 2016	1,035	1,080,995
Fulton County, NY, Industrial Development Agency, Civic Facilities Rev. (Nathan Littauer Hospital Assn.), 5.75s, 2009	750	673,778
New York City, NY, Industrial Development Agency, Civic Facilities Rev. (A Very Special Place, Inc.), 5.75s, 2029	1,000	873,840
New York Medical Care Facilities Finance Agency Rev., Mental Health Services (Huntington Mortgage), 6.5s, 2014	1,250	1,269,025
		$ 5,923,400
Industrial Revenue (Corporate Guarantee) – 4.7%		
Allegany County, NY, Industrial Development Agency, Solid Waste Rev. (Atlantic Richfield), 6.625s, 2016	$1,000	$ 1,043,890
Essex County, NY, Industrial Development Agency (International Paper Co.), 5.55s, 2014	750	730,013
Essex County, NY, Industrial Development Agency (International Paper Co.), 6.15s, 2021	1,000	976,860
Fulton County, NY, Industrial Development Agency (Crossroads Incubator), 8.75s, 2009	920	948,851
Monroe County, NY, Industrial Development Agency (Weyerhaeuser Co.), 9s, 2006	1,000	1,002,970

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – continued		
Onondaga County, NY, Industrial Development Agency (Bristol-Meyers Squibb), 5.75s, 2024	$ 1,000	$ 974,590
		$ 5,677,174
Insured Health Care Revenue – 2.8%		
Nassua County, NY (Nassua Health Care Corp.), FSA, 6s, 2014	$ 1,000	$ 1,042,960
New York Dormitory Authority Rev. (St. Vincent's Hospital), FHA, 7.375s, 2011	2,215	2,319,858
		$ 3,362,818
Multi-Family Housing Revenue –0.8%		
New York City, NY, Housing Development Corp., 5.6s, 2019	$ 400	$ 387,868
New York City, NY, Housing Development Corp. (South Bronx Cooperatives), 8.1s, 2023	555	567,266
		$ 955,134
Sales and Excise Tax Revenue – 2.3%		
New York City, NY, Transitional Finance Authority Rev., 5.75s, 2018	$ 2,730	$ 2,758,174
Single Family Housing Revenue – 2.0%		
New York Mortgage Agency Rev., 7.375s, 2011	$ 475	$ 482,296
New York Mortgage Agency Rev., 5.85s, 2018	2,000	1,970,540
		$ 2,452,836
Turnpike Revenue – 17.0%		
Metropolitan Transportation Authority, NY, FGIC, 5.875s, 2018	$ 1,980	$ 2,017,224
New York Thruway Authority Rev., Highway & Bridges, FGIC, 5.125s, 2015	2,400	2,292,192
New York Thruway Authority Rev., Highway & Bridges, MBIA, 5.75s, 2015	1,000	1,024,130
New York Thruway Authority Rev., Highway & Bridges, MBIA, 5.375s, 2016	2,000	1,962,780
Niagara Falls, NY, Bridge Commission Toll Rev., RITES, FGIC, 5.726s, 2015 †‡‡	3,500	3,396,400
Triborough Bridge & Tunnel Authority, NY, 5.5s, 2017	10,000	10,030,100
		$20,722,826
Universities – 4.9%		
Hempstead Town, NY, Civic Facilities Rev. (Hofstra University), MBIA, 5.8s, 2015	$ 1,500	$ 1,528,470
Islip, NY, Community Development Agency Rev. (New York Institute of Technology), 7.5s, 2026	1,990	2,045,680
Monroe County, NY, Industrial Development Agency (Student Housing-Collegiate), 5.375s, 2029	1,000	862,240
Tompkins County, NY, Industrial Development Agency (Cornell University), 5.625s, 2020	1,000	996,860
Utica, NY, Industrial Development Agency (Utica College), 5.3s, 2008	500	481,465
		$ 5,914,715
Water and Sewer Utility Revenue – 9.5%		
New York City, NY, Municipal Water & Sewer Finance Authority, 6s, 2010	$ 620	$ 660,058
New York City, NY, Municipal Water & Sewer Finance Authority, 7.1s, 2012	675	697,930
New York Environmental Facilities Corp., Pollution Control Rev., 5.75s, 2010	2,235	2,344,582
New York Environmental Facilities Corp., Pollution Control Rev., 6.875s, 2010	220	228,512

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – continued		
New York Environmental Facilities Corp., Pollution Control Rev., 5.75s, 2012	$1,080	$ 1,132,704
New York Environmental Facilities Corp., Water Facilities Rev., 8.85s, 2015	2,500	2,684,575
Suffolk County, NY, Water Authority, MBIA, 5.1s, 2012	1,895	1,882,322
Suffolk County, NY, Water Authority, MBIA, 5.1s, 2013	2,000	1,965,380
		$ 11,596,063
Other – 0.4%		
Suffolk County, NY, Judicial Facilities Rev. (John P. Cohalan Complex), AMBAC, 5.75s, 2012	$ 500	$ 519,465
Total Municipal Bonds (Identified Cost, $112,175,517)		**$116,281,126**

Floating Rate Demand Note – 0.7%

Issuer	Principal Amount (000 Omitted)	Value
Long Island, NY, Power Authority, Electric Systems Rev., due 04/03/00, *at Identified Cost*	$ 800	$ 800,000
Total Investments (Identified Cost, $112,975,517)		**$117,081,126**
Other Assets, Less Liabilities – 3.7%		4,546,191
Net assets – 100.0%		$121,627,317

See portfolio footnotes and notes to financial statements.

MFS NORTH CAROLINA MUNICIPAL BOND FUND

Municipal Bonds – 97.9%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 6.7%		
Cumberland County, NC, 5.8s, 2019	$ 4,400	$ 4,490,904
Durham, NC, 5.9s, 2013	2,400	2,508,264
Durham, NC, 5.9s, 2014	2,400	2,501,976
Hertford County, NC, 9.5s, 2000	100	100,000
Hertford County, NC, 9.5s, 2001	100	102,854
Hertford County, NC, 9.5s, 2002	100	101,775
Johnston County, NC, FGIC, 5.6s, 2018	2,000	2,006,380
New Hanover County, NC, Public Improvement, 5.75s, 2017	1,000	1,022,530
New Hanover County, NC, Public Improvement, 5.8s, 2019	4,200	4,277,448
State of North Carolina, RITES, 4.669s, 2015 †‡‡	5,000	4,187,300
State of North Carolina, RITES, 4.669s, 2017 †‡‡	5,000	3,824,100
		$25,123,531
State and Local Appropriation – 9.0%		
Charlotte, NC, Certificates of Participation (Convention Facilities), AMBAC, 0s, 2004	$ 3,435	$ 2,716,501
Charlotte, NC, Certificates of Participation (Convention Facilities), AMBAC, 0s, 2005	4,810	3,605,865
Charlotte, NC, Certificates of Participation (Convention Facilities), AMBAC, 0s, 2006	1,075	764,024
Charlotte, NC, Certificates of Participation (Convention Facilities), AMBAC, 0s, 2008	3,000	1,908,660
Cumberland County, NC, Certificates of Participation (Civic Center), AMBAC, 0s, 2011	425	228,115
Cumberland County, NC, Certificates of Participation (Civic Center), AMBAC, 0s, 2013	1,000	469,140
Dare County, NC, MBIA, 6.6s, 2006,	2,100	2,188,998
Durham, NC, Certificates of Participation (New Durham Corp.), 6.875s, 2009	1,750	1,816,832
Franklin County, NC, Certificates of Participation (Jail and School), FGIC, 6.625s, 2014,	2,000	2,135,700
Harnett County, NC, Certificates of Participation, AMBAC, 6.2s, 2006,	1,000	1,064,720
Harnett County, NC, Certificates of Participation, AMBAC, 6.2s, 2009,	1,500	1,586,670
Puerto Rico Housing, Bank and Finance Agency, 7.5s, 2006	7,000	7,708,750
Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2016 †‡‡	1,500	1,513,770
Randolph County, NC, FSA, 5.6s, 2018	3,000	2,985,840
Sampson Area Development Corp., NC, Installment Payment Rev., MBIA, 4.75s, 2019	1,000	867,100
Scotland County, NC, Certificates of Participation (Jail and Courthouse), CAP GTY, 6.75s, 2011	1,000	1,034,550
Union County, NC, Certificates of Participation, AMBAC, 6.375s, 2012,	1,000	1,056,700
		$33,651,935
Refunded and Special Obligations – 16.3%		
Greensboro, NC, Certificates of Participation (Coliseum Arena), 6.25s, 2001	$ 2,180	$ 2,280,563
Iredell, NC, Solid Waste Systems Rev., 6.25s, 2002	1,250	1,312,325
North Carolina Eastern Municipal Power Agency, 7.5s, 2009	2,595	3,079,072
North Carolina Eastern Municipal Power Agency, 5s, 2017	9,870	9,300,797
North Carolina Medical Care Commission, Hospital Rev. (Carolina Medicorp), 6s, 2001	10,500	10,679,130
North Carolina Medical Care Commission, Hospital Rev. (Halifax Memorial Hospital), 6.75s, 2002	1,355	1,439,633

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
North Carolina Medical Care Commission, Hospital Rev. (Halifax Memorial Hospital), 6.75s, 2002	$ 4,500	$ 4,786,290
North Carolina Medical Care Commission, Hospital Rev. (Valdese General Hospital), 8.75s, 2001	5,115	5,508,804
Pender County, NC, Certificates of Participation (Pender County Prison), 7.6s, 2001	1,455	1,532,755
Pender County, NC, Certificates of Participation (Pender County Prison), 7.7s, 2001	1,000	1,054,550
Pitt County, NC, Hospital Rev. (Memorial Hospital), 5.25s, 2021	10,135	9,546,258
University of North Carolina (Chapel Hill), 0s, 2002	9,105	4,327,698
University of North Carolina (Chapel Hill), 0s, 2002	4,285	1,898,512
Winston-Salem, NC, Water and Sewer Systems Rev., 6.25s, 2002	4,000	4,199,440
		$60,945,827
Airport and Port Revenue – 2.6%		
Charlotte, NC, Airport Rev., MBIA, 5.875s, 2019	$ 1,000	$ 1,000,680
Charlotte, NC, Airport Rev., MBIA, 5.875s, 2020	3,775	3,763,222
Puerto Rico Ports Authority (American Airlines), 6.25s, 2026	5,075	4,997,403
		$ 9,761,305
Electric and Gas Utility Revenue – 15.8%		
New Hanover County, NC, Industrial Facilities Rev. (Carolina Power and Light Co.), 6.9s, 2009	$ 1,000	$ 1,021,850
North Carolina Eastern Municipal Power Agency, AMBAC, 6s, 2018,	14,245	14,779,757
North Carolina Eastern Municipal Power Agency, MBIA, 7s, 2007	5,000	5,535,300
North Carolina Eastern Municipal Power Agency, MBIA, 7.25s, 2007	5,000	5,590,700
North Carolina Eastern Municipal Power Agency, MBIA, 7.5s, 2010	3,005	3,531,386
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., MBIA, 6s, 2011,	5,000	5,289,700
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., MBIA, 6.22s, 2012‡‡	9,000	8,990,370
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., 6.375s, 2013	1,000	1,009,860
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., MBIA, 5.5s, 2014	3,500	3,491,950
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., FSA, 6.2s, 2018,	4,300	4,382,345
Puerto Rico Electric Power Authority, FSA, 6s, 2016	5,000	5,153,050
		$58,776,268
Health Care Revenue – 8.5%		
Charlotte-Mecklenberg Hospital Authority, "A", 5.75s, 2021	$ 1,500	$ 1,443,435
Mocksville, NC (Housing Foundation, Inc.), 7.25s, 2029	1,000	927,070
North Carolina Medical Care Commission, Hospital Rev. (Duke University), 5.25s, 2021	5,975	5,407,435
North Carolina Medical Care Commission, Hospital Rev. (Gaston Health Care), 5.5s, 2015	5,790	5,505,653
North Carolina Medical Care Commission, Hospital Rev. (Gaston Health Care), 5.5s, 2019	7,500	6,918,750
North Carolina Medical Care Commission, Hospital Rev., (Pitt County Memorial Hospital), 5s, 2018	3,000	2,621,760

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
Northern Hospital District, Surry County, NC, Heath Care Facilities Rev., 7.875s, 2021	$4,530	$ 4,684,382
University of North Carolina, Chapel Hill, University Hospital Rev., 5.25s, 2019	4,800	4,352,592
		$31,861,077
Industrial Revenue (Corporate Guarantee) – 9.7%		
Columbus County, NC, Industrial Facilities & Pollution Control (International Paper Co.), 5.8s, 2016	$4,000	$ 3,802,280
Columbus County, NC, Industrial Facilities & Pollution Control (International Paper Co.), 6.15s, 2021	5,000	4,856,050
Haywood County, NC, Industrial Facilities & Pollution Control Finance Authority (Champion International), 5.75s, 2025	8,900	7,872,228
Martin County, NC, Industrial Facilities & Pollution Control Finance Authority (Weyerhaeuser Co.), 7.25s, 2014	7,000	7,368,340
Martin County, NC, Industrial Facilities & Pollution Control Finance Authority (Weyerhaeuser Co.), 6.8s, 2024	7,500	7,620,300
Mecklenburg County, NC, Industrial Facilities & Pollution Control Finance Authority (Precision Steel), 7.75s, 2014	2,600	2,664,636
Surry County, NC, Industrial Facilities & Pollution Control Finance Authority (Weyerhaeuser Co.), 9.25s, 2002	900	948,618
Wake County, NC, Industrial Facilities & Pollution Control Finance Authority (Mallinkcodt), 6.75s, 2012	1,100	1,124,574
		$36,257,026
Insured Health Care Revenue – 8.0%		
Catawba County, NC, Hospital Rev. (Catawba Memorial Hospital), AMBAC, 5s, 2017	$1,200	$ 1,099,860
Cumberland County, NC, Hospital Facilities Rev. (Cumberland County Hospital), MBIA, 0s, 2009	1,800	1,090,440
New Hanover County, NC, Hospital Rev. (New Hanover Regional Medical Center), AMBAC, 5.75s, 2026	3,625	3,538,544
New Hanover County, NC, Hospital Rev. (New Hanover Regional Medical Center), MBIA, 5s, 2019	6,225	5,525,247
North Carolina Medical Commission, Health Care Facilities Rev. (Novant Health), MBIA, 5s, 2018	1,975	1,785,756
North Carolina Medical Care Commission, Health Systems Rev. (Catholic Health East), AMBAC, 5s, 2018	2,000	1,806,960
North Carolina Medical Care Commission, Hospital Rev. (Alamance Regional Medical Center, Inc.), FSA, 5s, 2016	3,180	2,927,285
North Carolina Medical Care Commission, Hospital Rev. (Mission-St. Joseph Health System), MBIA, 5.1s, 2018	3,000	2,716,740
North Carolina Medical Care Commission, Hospital Rev. (Northeast Medical Center), AMBAC, 4.75s, 2013	1,330	1,210,367
North Carolina Medical Care Commission, Hospital Rev. (Rex Healthcare), AMBAC, 5s, 2017	5,000	4,535,150
North Carolina Medical Care Commission, Hospital Rev. (Wake County Hospital), MBIA, 5.375s, 2026	1,610	1,491,359

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Insured Health Care Revenue – continued		
North Carolina Medical Care Commission, Hospital Rev. (Wilson Memorial Hospital), AMBAC, 0s, 2013	$1,000	$ 470,060
North Carolina Medical Care Commission, Hospital Rev. (Wilson Memorial Hospital), AMBAC, 0s, 2015	1,140	473,704
Northern Hospital District Surry County, NC, Health Care Facilities Rev., ASST GTY, 5.5s, 2019	1,250	1,153,775
		$29,825,247
Multi-Family Housing Revenue – 4.6%		
Asheville, NC, Housing Authority (Asheville Terrace Apartments), 7.1s, 2011 ###	$5,000	$ 5,211,650
North Carolina Housing Finance Agency, FHA, 6.9s, 2024	4,880	5,104,773
North Carolina Housing Finance Agency, FHA, 6.05s, 2028	5,000	4,999,150
Salisbury, NC, Housing Corp. (Yadkin Senior Citizens), FNMA, 6.75s, 2022	1,965	1,984,414
		$17,299,987
Sales and Excise Tax Revenue – 0.6%		
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2018	$1,000	$ 906,710
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2022	1,600	1,417,984
		$ 2,324,694
Single Family Housing Revenue – 3.7%		
North Carolina Housing Finance Agency, 6.7s, 2018	$1,600	$ 1,652,416
North Carolina Housing Finance Agency, 5.55s, 2019	4,000	3,845,280
North Carolina Housing Finance Agency, 6.15s, 2020	1,000	1,010,740
North Carolina Housing Finance Agency, 5.85s, 2028	4,060	3,886,963
North Carolina Housing Finance Agency, 7.6s, 2032	1,405	1,433,760
North Carolina Housing Finance Agency, FHA, 6.15s, 2017	2,000	2,034,660
		$13,863,819
Turnpike Revenue – 2.4%		
Puerto Rico Highway & Transportation Authority Rev., RITES, 6.054s, 2007†‡‡	$2,750	$ 2,829,090
Puerto Rico Highway & Transportation Authority Rev., RITES, FSA, 7.857s, 2018 †‡‡	5,425	6,199,039
		$ 9,028,129

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Universities – 5.7%		
North Carolina Education Facilities Finance Agency (Duke University), 6.75s, 2021	$11,500	$ 11,951,720
University of North Carolina, Student Facilities Systems, AMBAC, 5.125s, 2018	2,000	1,847,460
University of North Carolina, University Rev., 0s, 2013	6,415	3,065,600
University of North Carolina, University Rev., 0s, 2015	4,415	1,866,176
University of North Carolina, University Rev., 0s, 2016	3,500	1,387,505
University of North Carolina, University Rev., (Chapel Hill), 5.4s, 2017	1,140	1,117,303
		$ 21,235,764
Water and Sewer Utility Revenue – 4.3%		
Asheville, NC, Water System Rev., FGIC, 5.7s, 2025 ###	$ 2,000	$ 1,952,780
Charlotte, NC, Water & Sewer, 5s, 2020	3,350	3,065,920
Charlotte, NC, Water & Sewer Systems Rev., 5.75s, 2016	2,000	2,045,320
Charlotte, NC, Water & Sewer Systems Rev., 5.25s, 2021	4,000	3,781,920
Raleigh, NC, Combined Enterprise Systems Rev., 4.75s, 2016	3,520	3,155,504
Raleigh, NC, Combined Enterprise Systems Rev., 5.125s, 2022	2,000	1,868,780
		$ 15,870,224
Total Municipal Bonds (Identified Cost, $362,697,292)		**$365,824,833**

Floating Rate Demand Notes – 1.4%

Issuer	Principal Amount (000 Omitted)	Value
East Baton Rouge Parish, LA, Pollution Control Rev. (Exxon Corp.), due 04/03/00	$ 100	$ 100,000
Harris County, TX, Hospital Rev. (Methodist Hospital), due 04/03/00	5,100	5,100,000
Knoxville, TN, Utilities Board Rev., due 04/05/00	100	100,000
Total Floating Rate Demand Notes, at Identified Cost		**$ 5,300,000**
Total Investments (Identified Cost, $367,997,292)		**$371,124,833**
Other Assets, Less Liabilities – 0.7%		**2,499,179**
Net assets – 100.0%		**$373,624,012**

See portfolio footnotes and notes to financial statements.

MFS PENNSYLVANIA MUNICIPAL BOND FUND

Municipal Bonds – 97.7%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 11.2%		
Butler, PA, School District, FGIC, 5.375s, 2018	$ 500	$ 482,055
Chester County, PA, 5.65s, 2011	500	507,935
Greene County, PA, 6s, 2010	100	101,653
Northeastern York County, PA, School District, FGIC, 0s, 2012	415	217,257
Oley Valley, PA, School District, AMBAC, 0s, 2011	810	446,107
Philadelphia, PA, FGIC, 5.125s, 2015	1,000	948,910
Philadelphia, PA, School District, MBIA, 6s, 2016	500	515,160
Southeastern Area, PA, Special Schools Authority Rev., 0s, 2007	360	240,923
State of Pennsylvania, 6.25s, 2010	300	327,099
State of Pennsylvania, 6s, 2019	1,000	1,029,320
		$4,816,419
State and Local Appropriation – 2.7%		
Delaware Valley, PA, Regional Finance Authority, AMBAC, 6.567s, 2018 ‡‡	$ 500	$ 492,960
Philadelphia, PA, Municipal Authority Rev. (Justice Lease), 8.625s, 2016	150	157,500
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.587s, 2013 †‡‡	500	519,990
		$1,170,450
Refunded and Special Obligations – 12.5%		
Allegheny County, PA, Sanitation Authority, FGIC, 0s, 2014	$2,835	$1,252,957
Beaver County, PA, "A", MBIA, 5.75s, 2006	250	261,125
Harrisburg, PA, 5.875s, 2003	1,000	1,049,400
Philadelphia, PA, 6.375s, 2003	240	255,084
Philadelphia, PA, Gas Works Rev., 6s, 2013	1,645	1,759,327
Philadelphia, PA, Hospital & Higher Educational Facilities Authority, FHA, 7.25s, 2001	500	527,330
Puerto Rico Highway & Transportation Authority, 6.5s, 2002	250	264,128
		$5,369,351
Airport and Port Revenue – 7.0%		
Allegheny County, PA, Airport Rev. (Pittsburgh International Airport), MBIA, 5.75s, 2014	$1,000	$1,019,630
Allegheny County, PA, Airport Rev. (Pittsburgh International Airport), FGIC, 6.125s, 2017	500	512,980
Philadelphia, PA, Industrial Development Authority (Philadelphia Airport Systems), FGIC, 5s, 2016	500	452,100
Philadelphia, PA, Parking Authority Rev., FSA, 5.625s, 2015	1,000	1,006,650
		$2,991,360
Electric and Gas Utility Revenue – 11.5%		
Guam Power Authority Rev., RITES, AMBAC, 6.743s, 2014 †‡‡	$2,170	$2,121,175
Luzerne County, PA, Industrial Development Authority, AMBAC, 7.2s, 2017	500	535,500
Luzerne County, PA, Industrial Development Authority, 6.05s, 2019	300	296,610
Philadelphia, PA, Gas Works Rev., , 6.375s, 2014	510	518,022
Philadelphia, PA, Gas Works Rev., FSA, 5.5s, 2016	1,000	990,180
Virgin Islands Water & Power Authority Rev., ASST GTY, 5.3s, 2018	500	477,375
		$4,938,862
Health Care Revenue – 5.6%		
Butler County, PA, Industrial Development Authority (Sherwood Oaks), 5.75s, 2011	$ 400	$ 388,884

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
Chester County, PA, Health & Education (Main Line), 5.5s, 2015	$ 335	$ 317,429
Cumberland County, PA, Municipal Refunding (Carlisle Hospital), 6.8s, 2023	500	460,750
Philadelphia, PA, Health & Educational Facilities (Jeanes Health), 6.6s, 2010	500	491,750
Philadelphia, PA, Health & Educational Facilities (Temple University), 6.625s, 2023	250	234,260
Scranton Lackawanna, PA, Health & Welfare (Allied Health), 7.125s, 2005	500	508,215
		$2,401,288
Industrial Revenue (Corporate Guarantee) – 5.7%		
Erie County, PA, Industrial Development Authority (International Paper Co.), 5.3s, 2012	$ 500	$ 478,860
Erie County, PA, Industrial Development Authority (International Paper Co.), 7.625s, 2018	250	268,483
New Morgan, PA, Industrial Development Authority (Browning Ferris Co.), 6.5s, 2019	500	468,715
Northampton County, PA, Industrial Development Authority (Bethlehem Steel), 7.55s, 2017	750	780,517
Westmoreland County, PA, Industrial Development Corp. (Valley Landfill), LOC, 5.1s, 2018	500	436,015
		$2,432,590
Insured Health Care Revenue – 8.0%		
Allegheny County, PA, Hospital Authority, MBIA, 5s, 2018	$ 500	$ 446,735
Allegheny County, PA, Hospital Authority (South Hills Health System), MBIA, 5.8s, 2016	500	502,230
Blair County, PA, Hospital Authority (Altoona), AMBAC, 5.5s, 2008	470	479,353
Dauphin County, PA, General Authority Hospital Rev. (Hapsco), MBIA, 5.8s, 2002	355	362,420
Lehigh County, PA, Hospital Rev. (Lehigh Valley), MBIA, 7s, 2016	250	285,510
Lycoming County, PA, Authority Hospital Rev. (Williamsport Hospital Obligation Group), Connie Lee, 5.375s, 2010	750	752,040
Sayre, PA, Health Care Facilities (VHA, PA), AMBAC, 6.375s, 2022	160	163,195
Sharon, PA, Health Systems Authority Rev., MBIA, 5s, 2018	500	446,885
		$3,438,368
Multi-Family Housing Revenue – 0.6%		
Montgomery County, PA, Redevelopment Authority (KBF Associates), 6.5s, 2025	$ 250	$ 246,593
Sales and Excise Tax Revenue – 2.3%		
Puerto Rico Highway & Transportation Authority, 5.5s, 2008	$ 500	$ 508,425
Puerto Rico Highway & Transportation Authority, 5.5s, 2013	500	504,960
		$1,013,385
Single Family Housing Revenue – 7.4%		
Pennsylvania Housing Finance Agency, FHA-VA, 5.75s, 2013	$1,000	$1,008,860
Pennsylvania Housing Finance Agency, 6.75s, 2014	500	519,745
Pennsylvania Housing Finance Agency, 6.4s, 2016	500	514,505
Pennsylvania Housing Finance Agency, 6.65s, 2021	250	256,830

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Single Family Housing Revenue – continued		
Pennsylvania Housing Finance Agency, 6.125s, 2024	$ 350	$ 352,695
Philadelphia, PA, Redevelopment Authority, 6.1s, 2010	120	121,076
Pittsburgh, PA, Urban Development Corp., 5.5s, 2010	400	398,052
		$ 3,171,763
Special Assesment District – 2.2%		
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Rev., FGIC, 5.25s, 2016	$1,000	$ 960,690
Turnpike Revenue – 4.7%		
Allegheny County, PA, Port Authority Special Rev., MBIA, 6.25s, 2017	$ 500	$ 524,570
Puerto Rico Highway & Transportation Authority, MBIA, 5.5s, 2015	500	510,220
Southeastern Pennsylvania Transportation Authority, Special Rev., FGIC, 5.25s, 2013	1,000	986,710
		$ 2,021,500
Universities – 2.2%		
Pennsylvania Higher Education Facilities (Temple University), MBIA, 5.25s, 2014	$ 500	$ 489,190
Pennsylvania Higher Education Facilities (Thomas Jefferson University), AMBAC, 5s, 2019	500	451,410
		$ 940,600
Water and Sewer Utility Revenue – 4.4%		
Philadelphia, PA, Water Rev., MBIA, 6.25s, 2012	$ 550	$ 597,140
Philadelphia, PA, Water Rev., FSA, 5.75s, 2013	300	304,434
Philadelphia, PA, Water Rev., MBIA, 5.5s, 2014	1,000	1,001,050
		$ 1,902,624
Other – 9.7%		
Lehigh County, PA, General Purpose Authority (Kidspeace Obligation Group), 6s, 2018	$ 250	$ 224,795
Pennsylvania Convention Center Rev., 6.75s, 2019	250	255,475
Pennsylvania Finance Authority Rev., 6.6s, 2009	900	956,448
Pennsylvania Industrial Development Authority, AMBAC, 7s, 2007	300	331,575
Pennsylvania Industrial Development Authority, AMBAC, 5.8s, 2009	400	417,288
Philadelphia, PA, Industrial Development Authority, MBIA, 5.35s, 2012	500	498,905
Pittsburgh & Allegheny County, PA, Public Auditorium Hotel Room, AMBAC, 5.25s, 2013	1,000	986,740
Pittsburgh, PA, Public Parking Authority Rev., AMBAC, 6s, 2020	500	512,325
		$ 4,183,551
Total Municipal Bonds (Identified Cost, $41,988,536)		$41,999,394
Floating Rate Demand Note – 0.7%		
New Castle, PA, Area Hospital Authority (Jameson Memorial Hospital), due 04/05/00, *at Identified Cost*	$ 300	$ 300,000
Total Investments (Identified Cost, $42,288,536)		$42,299,394
Other Assets, Less Liabilities – 1.6%		690,897
Net assets – 100.0%		$42,990,291

See portfolio footnotes and notes to financial statements.

MFS SOUTH CAROLINA MUNICIPAL BOND FUND

Municipal Bonds – 98.3%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 8.6%		
Berkeley County, SC, School District, 5s, 2020	$2,000	$ 1,847,460
Berkeley County, SC, School District (Berkeley School Facilities Group, Inc.), AMBAC, 5s, 2016	1,500	1,388,025
Commonwealth of Puerto Rico, RITES, MBIA, 5.75s, 2020 †††	2,000	2,050,200
Commonwealth of Puerto Rico, FSA, 6.5s, 2013	1,000	1,111,780
Puerto Rico Municipal Finance Agency, RITES, FSA, 7.857s, 2016 †††	850	926,925
Richland County, SC, School District No. 1, 5s, 2016	1,975	1,872,655
State of South Carolina, RITES, 4.369s, 2016 †††	5,000	3,855,300
		$13,052,345
State and Local Appropriation – 6.9%		
Greenville County, SC (University Center), AMBAC, 5.25s, 2019	$1,000	$ 946,950
Greenville, SC, Memorial Auditorium District, Public Facilities Corp. (Bi-Lo Center), AMBAC, 4.75s, 2014	1,210	1,104,294
Hilton Head Island, SC, Public Finance Corp., Certificates of Participation, AMBAC, 5.75s, 2014	1,750	1,781,622
North Charleston, SC (Coliseum & Convention), MBIA, 5.125s, 2015	3,000	2,874,210
Puerto Rico Public Buildings Authority, 5.7s, 2009	1,000	1,039,440
Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2013 †††	1,375	1,429,973
Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2019 †††	1,300	1,276,600
		$10,453,089
Refunded and Special Obligations – 16.5%		
Berkeley County, SC, School District, AMBAC, 6.3s, 2004	$1,800	$ 1,919,880
Calhoun, SC, Solid Waste Disposal Rev. (Eastman Kodak), 6.75s, 2017	1,000	1,133,570
Charleston County, SC, 5.5s	1,250	1,290,025
Coastal Carolina University, SC, MBIA, 6.875s, 2004	1,000	1,093,670
Columbia, SC, Waterworks & Sewer Systems Rev., 0s, 2004	1,500	1,242,555
Commonwealth of Puerto Rico, 6.5s, 2004	2,000	2,166,980
Commonwealth of Puerto Rico, Public Improvement, 6.8s, 2002	425	451,703
Greenville County, SC, Certificates of Participation (Greenville Technical College), AMBAC, 5.9s, 2005	850	902,895
Myrtle Beach, SC, Public Finance Corp., Certificates of Participation (Convention Center), 6.875s, 2002	2,500	2,660,200
Puerto Rico Aqueduct & Sewer Authority Rev., 9s, 2005	750	867,465
Puerto Rico Highway & Transportation Authority Rev., 6.625s, 2002	300	317,745
Richland County, SC, Certificates of Participation, FGIC, 0s, 2005	1,160	908,187
Richland County, SC, Certificates of Participation, FGIC, 0s, 2006	1,160	860,790
South Carolina Jobs Economic Development Authority (Carolina Hospital System), 7.55s, 2002	2,000	2,162,440
South Carolina Public Service Authority (Santee Cooper), 6.625s, 2002	2,000	2,119,860
Spartanburg, SC, Waterworks Rev., FGIC, 6.05s, 2006	2,750	2,917,585

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
Williamsburg County, SC, School District Public Facilities Corp., Certificates of Participation, 7.5s, 2003	$2,010	$ 2,196,146
		$25,211,696
Airport and Port Revenue – 2.6%		
Horry County, SC, "A", FSA, 5.7s, 2027	$2,250	$ 2,162,768
Richland Lexington, SC, Airport Rev. (Columbia Airport), AMBAC, 5.7s, 2026	1,000	969,760
South Carolina Ports Authority Rev., FSA, 5s, 2016	1,000	909,540
		$ 4,042,068
Electric and Gas Utility Revenue – 11.0%		
Camden, SC, Public Utility Rev., Refunding & Improvement, MBIA, 5.5s, 2017 ###	$1,500	$ 1,488,255
Colleton & Dorchester Counties, SC, Pollution Control Rev., 6.6s, 2014	3,000	3,165,480
Fairfield County, SC, Pollution Control Rev. (South Carolina Electric Co.), 6.5s, 2014	1,250	1,320,250
Piedmont, SC, Municipal Power Agency, FGIC, 6.25s, 2021	4,600	4,916,710
Puerto Rico Electric Power Authority, MBIA, 6.125s, 2008	1,025	1,104,304
Puerto Rico Electric Power Authority, RITES, FSA, 6.357s, 2015 †‡‡	1,000	968,480
South Carolina Public Service Authority, FGIC, 5.875s, 2023	500	500,710
South Carolina Public Service Authority, "B", AMBAC, 5.5s, 2023	1,000	965,920
South Carolina Public Service Authority (South Carolina Electric & Gas), MBIA, 5s, 2019	2,600	2,355,704
		$16,785,813
Health Care Revenue – 7.8%		
Greenville County, SC, First Mortgage Rev. (Chestnut Hill), 10.125s, 2016 **	$1,860	$ 930,000
Greenville, SC, Hospital System, Hospital Facilities Rev., 6s, 2020	3,400	3,372,052
Greenville, SC, Hospital System, Hospital Facilities Rev., "A", 5.25s, 2017	2,785	2,540,700
Horry County, SC, Hospital Facilities Rev. (Conway Hospital), 6.75s, 2012	4,125	4,258,526
Puerto Rico Industrial Tourist Educational, Medical & Environmental Control Facilities, 5.75s, 2019	1,000	865,490
		$11,966,768
Industrial Revenue (Corporate Guarantee) – 9.9%		
Charleston County, SC, Industrial Rev. (Zeigler Coal Holdings), 6.95s, 2028	$ 600	$ 517,488
Chester County, SC, Industrial Development Rev. (Springs Industries, Inc), 7.35s, 2014	1,000	1,038,000
Chester County, SC, Industrial Development Rev. (Springs Industries, Inc.), 7.8s, 2014	1,025	1,057,646
Darlington County, SC, Industrial Development Rev. (Nucor Corp.), 5.75s, 2023	2,000	1,944,740
Darlington County, SC, Industrial Development Rev. (Sonoco Products Co.), 6.125s, 2025	1,500	1,459,530
Florence County, SC, Industrial Development Rev. (Stone Container Corp.), 7.375s, 2007	695	715,141
Greenville County, SC, Industrial Development Rev. (Kroger Co.), 7.85s, 2015	500	537,115
Lexington County, SC, Industrial Rev. (J. B. White & Co.), 8s, 2005	415	427,210

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – continued		
Richland County, SC, Pollution Control Rev. (Union Camp Corp.), 6.55s, 2020	$1,800	$ 1,810,314
Richland County, SC, Pollution Control Rev. (Union Camp Corp.), 6.75s, 2022	2,000	2,035,720
York City, SC, Industrial Development Rev. (Hoechst Celanese), 5.7s, 2024	4,000	3,504,000
		$15,046,904
Insured Health Care Revenue – 9.9%		
Charleston County, SC (Care Alliance Health Services), FSA, 5.125s, 2014	$1,000	$ 946,650
Charleston County, SC (Care Alliance Health Services), FSA, 5s, 2019	1,000	889,960
Charleston County, SC, Hospital Facilities Rev. (Medical Society Health), MBIA, 5s, 2022	2,450	2,152,129
Charlestown County, SC, Rev. (Care Alliance Health Services), FSA, 5s, 2012	1,545	1,461,833
Lexington County, SC, Hospital Rev., FSA, 5.125s, 2021	1,500	1,353,840
South Carolina Jobs & Economic Development Authority, Hospital Facilities Rev. (Anderson Area Medical Center), FSA, 5.2s, 2012	1,500	1,469,475
South Carolina Jobs & Economic Development Authority, Hospital Facilities Rev. (Anderson Area Medical Center), MBIA, 5.25s, 2015	1,750	1,667,890
South Carolina Jobs & Economic Development Authority, Hospital Facilities Rev. (Anderson Area Medical Center), FSA, 5.3s, 2015	1,000	966,770
South Carolina Jobs & Economic Development Authority, Hospital Facilities Rev. (Georgetown Memorial Hospital), AMBAC, 6s, 2014	1,000	1,025,570
Spartanburg County, SC, Health Service Rev., AMBAC, 5.3s, 2025	1,000	912,250
Spartanburg County, SC, Hospital Facilities Rev. (Health Services District, Inc.), AMBAC, 5.3s, 2020	2,500	2,327,475
		$15,173,842
Multi-Family Housing Revenue – 2.8%		
South Carolina Housing, Finance & Development Authority (Fairway Apartments), FHA, 7.625s, 2033	$1,885	$ 1,931,861
South Carolina Housing, Finance & Development Authority (Hunting Ridge Apartments), 6.75s, 2025	1,000	1,025,890
South Carolina Housing, Finance & Development Authority (Runaway Bay Apartments), 6.125s, 2015	1,300	1,309,659
		$ 4,267,410
Sales and Excise Tax Revenue – 0.6%		
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2018	$1,000	$ 906,710
Solid Waste Revenue – 1.3%		
Orangeburg County, SC, Solid Waste Disposal Facilities Rev., AMBAC, 5.7s, 2024	$2,000	$ 1,943,320

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Universities – 0.9%		
Greenville County, SC (Greenville Technical College), AMBAC, 5s, 2017	$1,000	$ 915,560
University of South Carolina, University Rev., MBIA, 5.75s, 2026	515	512,930
		$ 1,428,490
Water and Sewer Utility Revenue – 18.6%		
Cayce, SC, Waterworks & Sewage Rev., FSA, 5s, 2017	$1,000	$ 917,780
Charleston County, SC, Waterworks & Sewer Rev., 6s, 2012	2,000	2,072,500
Charleston, SC, Waterworks & Sewer Rev., 6s, 2018	1,500	1,522,110
Charleston, SC, Waterworks & Sewer Rev., MBIA, 5s, 2022	1,000	886,970
Columbia, SC, Waterworks & Sewer Systems Rev., 0s, 2005	2,245	1,751,527
Columbia, SC, Waterworks & Sewer Systems Rev., 0s, 2006	9,330	6,900,001
Columbia, SC, Waterworks & Sewer Systems Rev., 5.375s, 2012	500	503,910
Columbia, SC, Waterworks & Sewer Systems Rev., 6s, 2015	2,000	2,075,500
Greenville, SC, Waterworks Rev., 5.5s, 2022	1,000	978,760
Myrtle Beach, SC, Water & Sewer Rev., MBIA, 5.5s, 2013	1,000	1,002,950
South Carolina Water Resources Authority Rev. (Local Government Program), 7.25s, 2020	3,000	3,067,050
Spartanburg, SC, Waterworks Rev., FGIC, 5s, 2013	1,000	963,180
Spartanburg, SC, Waterworks Rev., FGIC, 5s, 2014	1,000	955,630
Western Carolina Regional Sewer Authority Rev., AMBAC, 0s, 2007	4,000	2,795,440
York County, SC, Water & Sewer Rev., 6.5s, 2025	2,000	1,984,920
		$ 28,378,228
Other – 0.9%		
North Charleston, SC, Municipal Golf Course Mortgage Rev., 5s, 2009	$ 500	$ 468,925
North Charleston, SC, Municipal Golf Course Mortgage Rev., 5.5s, 2019	1,000	893,550
		$ 1,362,475
Total Municipal Bonds (Identified Cost, $149,035,735)		$150,019,158

Floating Rate Demand Note – 0.1%

Piedmont, SC, Municipal Power Agency, due 04/05/00, *at Identified Cost*	$ 200	$ 200,000
Total Investments (Identified Cost, $149,235,735)		$150,219,158
Other Assets, Less Liabilities – 1.6%		2,376,759
Net assets – 100.0%		$152,595,917

See portfolio footnotes and notes to financial statements.

MFS TENNESSEE MUNICIPAL BOND FUND

Municipal Bonds – 98.0%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 20.4%		
Commonwealth of Puerto Rico, 5.375s, 2025	$1,640	$ 1,529,562
Commonwealth of Puerto Rico, 5.4s, 2025	3,000	2,830,350
Gibson County, TN, MBIA, 5.75s, 2016	645	652,766
Giles County, TN, FGIC, 5.75s, 2020	1,980	1,995,087
Johnson City, TN, FGIC, 0s, 2012	1,690	875,741
Knoxville, TN, 5.25s, 2015	1,000	976,320
Lincoln County, TN, FGIC, 5.8s, 2019	1,000	1,012,010
Lincoln County, TN, FGIC, 5.8s, 2020	1,000	1,009,900
Memphis, TN, 5s, 2015	3,000	2,816,340
Rutherford County, TN, 0s, 2015	1,500	636,330
Rutherford County, TN, School District, 5.875s, 2019	2,000	2,034,540
Rutherford County, TN, School District, 5.875s, 2020	1,100	1,116,478
Shelby County, TN, 0s, 2013	3,960	1,860,250
State of Tennessee, 5s, 2016	4,000	3,807,840
Williamson County, TN, Rural School, 6.125s, 2015	1,575	1,649,797
		$24,803,311
State and Local Appropriation – 2.5%		
Gatlinburg, TN, Public Building Authority (Gatlinburg Convention Center), AMBAC, 6.9s, 2012	$1,000	$ 1,048,010
Puerto Rico Public Buildings Authority, 5.5s, 2021	1,000	964,650
Tennessee Local Development Authority Rev., 7s, 2021	1,000	1,050,010
		$ 3,062,670
Refunded and Special Obligations – 16.4%		
Franklin, TN, Industrial Development Rev. (Sussex Downs), FHA, 6.75s, 2004	$1,000	$ 1,095,230
Johnson City, TN, Health & Education Financing Authority (Johnson City Medical Center Hospital), MBIA, 5s, 2009	3,000	2,743,830
Knox County, TN, Industrial Development Board, 0s, 2016	5,575	2,076,018
Metropolitan Government of Nashville & Davidson County, TN, AMBAC, 6.075s, 2002	2,000	2,086,620
Mt. Juliet, TN, Public Building Authority (Madison), MBIA, 7.7s, 2004	1,100	1,299,661
Mt. Juliet, TN, Public Building Authority (Madison), MBIA, 7.8s, 2004	3,500	4,147,360
Territory of Virgin Islands, 7.75s, 2001	305	319,106
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2002	1,315	1,152,479
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2003	1,045	869,911
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2004	1,920	1,515,283
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2006	1,920	1,360,781
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2007	1,920	1,288,339
		$19,954,618
Airport and Port Revenue – 0.8%		
Memphis-Shelby County, TN, Airport Authority (North West Link & Parent Co.), 6.125s, 2016	$1,000	$ 954,690
Electric and Gas Utility Revenue – 6.2%		
Harpeth Valley, TN, Utilities Improvement, MBIA, 4.75s, 2013	$1,000	$ 921,500
Jackson, TN, Electric Systems Rev., MBIA, 5s, 2018	1,000	909,120

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Electric and Gas Utility Revenue – continued		
Lawrenceburg, TN, Electric Rev., MBIA, 5.5s, 2026	$1,255	$ 1,199,617
Metropolitan Government of Nashville & Davidson County, TN, MBIA, 0s, 2012	3,305	1,708,982
Metropolitan Government of Nashville & Davidson County, TN, 5.125s, 2015	2,000	1,907,260
Tennessee Gas Rev. (Tennergy Corp.), MBIA, 5s, 2009	1,000	929,560
		$ 7,576,039
Health Care Revenue – 6.0%		
Cookeville, TN, Industrial Development Board, Hospital Rev. (Cookeville General), 5.75s, 2010	$2,000	$ 1,972,720
Knox County, TN, Health, Education & Housing Facilities Board (East Tennessee Children's), 6.5s, 2012	1,000	1,013,070
Metropolitan Government of Nashville & Davidson County, TN, Health & Education Facility Board Rev. (Adventist Health System), 5.25s, 2020	1,000	791,210
Puerto Rico Industrial Tourist Educational, Medical & Environmental Control Facilities (San Lucas & Cristo), 5.75s, 2019	1,000	865,490
Shelby County, TN, Health Educational & Housing (St. Judes Childrens Research), 5.5s, 2020	1,750	1,641,990
Springfield, TN, Health & Higher Educational Facilities (Northcrest Medical Center), 5.25s, 2013	1,290	1,067,385
		$ 7,351,865
Industrial Revenue (Corporate Guarantee) – 7.2%		
Bristol, TN, Industrial Development Authority (Kmart Corp.), 7.5s, 2008 ###	$1,105	$ 1,173,168
Hardeman County, TN (Correctional Facilities Corp.), 7.375s, 2017	500	508,280
Hardeman County, TN (Correctional Facilities Corp.), 7.75s, 2017	1,000	1,045,290
Humphreys County, TN, Certificates of Participation (DuPont), 6.7s, 2024	1,750	1,866,690
Knox County, TN, Industrial Development Board (Kroger Co.), 8.1s, 2003	2,000	2,116,440
McMinn County, TN, Industrial Development Board, Pollution Control Rev. (Bowater), 7.625s, 2016	1,000	1,029,950
Memphis-Shelby County, TN, Airport Authority (Federal Express Corp.), 6.2s, 2014	1,000	999,520
		$ 8,739,338
Insured Health Care Revenue – 9.5%		
Bristol, TN, Health & Educational Facilities Board (Bristol Memorial), FGIC, 5.45s, 2021	$2,825	$ 2,751,635
Jackson, TN, Hospital Rev. (Jackson-Madison County General Hospital), AMBAC, 5s, 2018	1,000	897,630
Johnson City, TN, Health & Education Financing Authority (Johnson City Medical Center Hospital), MBIA, 5.25s, 2016	1,375	1,310,980
Knox County, TN, Health, Education & Housing Facilities Board (Fort Sanders), MBIA, 5.75s, 2014	3,250	3,329,560
Metropolitan Government of Nashville & Davidson County, TN, Health & Education (Meharry Medical College), AMBAC, 5s, 2024	3,750	3,291,750
		$11,581,555

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Multi-Family Housing Revenue – 4.5%		
Chattanooga, TN, Health, Educational & Housing Facilities Board Rev. (Rainbow Creek), GNMA, 6.125s, 2019	$ 500	$ 501,805
Franklin, TN, Industrial Development Rev. (Landings Apartments), FSA, 6s, 2026	1,000	998,810
Jackson, TN, Health, Education & Housing Facilities Board (Posthouse Apartments), FHA, 7.1s, 2028	1,610	1,680,566
Metropolitan Government of Nashville & Davidson County, TN, Health & Education Facility Board Rev. (Herman Street), FHA, 7.25s, 2032	495	516,632
Metropolitan Government of Nashville & Davidson County, TN, Industrial Development Board, FHA, 6.95s, 2026	1,000	1,041,370
Metropolitan Government of Nashville & Davidson County, TN, Industrial Development Board, FHA, 7.5s, 2029	695	711,951
		$5,451,134
Sales and Excise Tax Revenue – 0.6%		
Territory of Virgin Islands, Public Finance Authority, 5.875s, 2018	$ 730	$ 667,935
Single Family Housing Revenue – 7.3%		
Shelby County, TN, Single Family Mortgage Rev., FHA, 0s, 2015	$3,185	$ 708,726
Tennessee Housing Development Agency, 5.45s, 2014	2,535	2,469,597
Tennessee Housing Development Agency, 0s, 2016	5,000	1,860,900
Tennessee Housing Development Agency, 7.4s, 2016	1,075	1,078,795
Tennessee Housing Development Agency, 6s, 2020	1,500	1,494,360
Tennessee Housing Development Agency, MBIA, 6.125s, 2020	1,000	1,009,130
Tennessee Housing Development Agency, 7.125s, 2026	220	222,994
		$8,844,502
Turnpike Revenue – 2.0%		
Puerto Rico Highway & Transportation Authority, FSA, 5s, 2016	$2,500	$2,379,050
Universities – 4.7%		
Jackson, TN, Health, Education & Housing Facilities Board (Lambuth University), Asset Guaranty, 5.9s, 2015	$1,000	$1,016,670
Metropolitan Government of Nashville & Davidson County, TN, Health, Educational & Housing Facilities Board (McKendree Village, Inc.), 5.125s, 2020	1,000	897,570
Metropolitan Government of Nashville & Davidson County, TN, Health, Educational & Housing Facilities Board (Vanderbilt University), 5.25s, 2012	1,000	985,270
Metropolitan Government of Nashville & Davidson County, TN, Health, Educational & Housing Facilities Board (Vanderbilt University), 5.3s, 2013	1,875	1,860,169
Metropolitan Government of Nashville & Davidson County, TN, Health, Educational & Housing Facilities Board (Vanderbilt University), 5.375s, 2014	1,000	990,320
		$5,749,999

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – 9.9%		
Clarksville, TN, Water, Sewer & Gas, MBIA, 5.25s, 2018	$1,000	$ 956,260
Hallsdale Powell Utility District, AMBAC, 5s, 2019	1,000	902,270
Madison, TN, Utility Waterworks, MBIA, 5s, 2019	2,750	2,505,140
Metropolitan Government of Nashville & Davidson County, TN, Water & Sewer Rev., FGIC, 5.2s, 2013	2,000	1,986,300
Metropolitan Government of Nashville & Davidson County, TN, Water & Sewer Rev., FGIC, 5.1s, 2016	2,565	2,418,308
Metropolitan Government of Nashville & Davidson County, TN, Water & Sewer Rev., AMBAC, 8.105s, 2022 ‡‡	1,000	1,076,900
Poplar Grove, TN, Utility District, Waterworks Rev., 6.375s, 2011	500	514,935
White House Utility District, TN, Robertson & Sumner Counties Waterworks, FGIC, 0s, 2014	3,590	1,665,257
		$ 12,025,370
Total Municipal Bonds (Identified Cost, $118,507,926)		$119,142,076

Floating Rate Demand Note – 0.8%

Sevier County, TN, Public Building Authority, due 04/06/00, *at Identified Cost*	$1,000	$ 1,000,000
Total Investments (Identified Cost, $119,507,926)		$120,142,076
Other Assets, Less Liabilities – 1.2%		1,429,671
Net assets – 100.0%		$121,571,747

See portfolio footnotes and notes to financial statements.

MFS VIRGINIA MUNICIPAL BOND FUND

Municipal Bonds – 98.4%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 16.4%		
Bristol, VA, MBIA, 5.3s, 2018	$1,250	$ 1,211,775
Chesapeake, VA, Public Improvement, 5.375s, 2013	3,500	3,510,255
Chesterfield County, VA, 6s, 2020	1,900	1,952,611
Fairfax County, VA, RITES, 4.669s, 2016 †‡‡	3,855	3,154,084
Fairfax County, VA, RITES, 4.669s, 2017 †‡‡	3,845	3,078,769
Fairfax County, VA, Redevelopment & Housing Authority, 5.5s, 2017	2,225	2,197,343
Hampton, VA, Public Improvement, 6s, 2018	3,280	3,399,425
Hampton, VA, Public Improvement, 6s, 2019	3,480	3,600,617
Lebanon, VA, 6.375s, 2011	1,625	1,702,594
Loudoun County, VA, 5s, 2016	1,000	947,320
Newport News, VA, 5s, 2017	3,340	3,106,768
Newport News, VA, 5s, 2018	4,170	3,840,611
Norfolk, VA, Parking System Rev., MBIA, 5s, 2020	1,630	1,482,045
Puerto Rico Municipal Finance Agency, RITES, FSA, 7.857s, 2016 †‡‡	1,105	1,205,002
Puerto Rico Municipal Finance Agency, RITES, FSA, 6.857s, 2017 †‡‡	615	619,539
Richmond, VA, 0s, 2006	1,000	737,080
Richmond, VA, 0s, 2006	2,500	1,842,700
Richmond, VA, 0s, 2007	5,280	3,677,784
Richmond, VA, 0s, 2008	2,000	1,316,940
Richmond, VA, 0s, 2008	5,270	3,470,137
Richmond, VA, 0s, 2009	5,175	3,218,746
Spotsylvania County, VA, FGIC, 6s, 2009	4,270	4,558,396
Virginia Public School Authority, School Financing, 5.125s, 2016	2,000	1,921,380
Virginia Public School Authority, School Financing, 5.125s, 2017	1,000	945,740
		$56,697,661
State and Local Appropriation – 8.9%		
Blue Ridge, VA, Regional Jail Authority, MBIA, 5.2s, 2017 ###	$1,500	$ 1,437,765
Blue Ridge, VA, Regional Jail Authority, MBIA, 5.2s, 2021	1,830	1,710,263
Chesapeake, VA, Industrial Development Authority (Chesapeake Court House), MBIA, 6.25s, 2011	3,985	4,302,166
Chesapeake, VA, Industrial Development Authority (Chesapeake Court House), MBIA, 5.25s, 2017	2,000	1,940,120
Chesterfield County, VA, Industrial Development Authority, Public Facilities, 7.5s, 2008	1,720	1,805,742
Portsmouth, VA, Industrial Development Authority Rev., Hotel Coference Center & Parking, FSA, 5.125s, 2015	1,000	964,750
Portsmouth, VA, Industrial Development Authority Rev., Hotel Coference Center & Parking, FSA, 5.125s, 2016	1,295	1,230,367
Portsmouth, VA, Industrial Development Authority Rev., Hotel Coference Center & Parking, FSA, 5.125s, 2017	1,360	1,281,868
Puerto Rico Public Buildings Authority, 5.25s, 2021	3,075	2,823,649
Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2013 †‡‡	2,000	2,079,960
Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2016 †‡‡	500	504,590
Virginia Biotechnology Research Park (Biotech Two), 5.25s, 2018	8,800	8,388,952
Virginia Public Building Authority, MBIA, 0s, 2007	3,750	2,555,700
		$31,025,892

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – 10.2%		
Albemarle County, VA, Industrial Development Authority, Health Services Rev., 6.5s, 2002	$ 1,000	$ 1,057,200
Arlington County, VA, Industrial Development Authority (Arlington Hospital), 7.125s, 2001	1,000	1,053,810
Carroll County, VA, Solid Waste Authority Rev., 7.5s, 2001	2,265	2,396,733
Fairfax, Fauquier & Loudoun Counties, VA, Health Center Commission, Nursing Home Rev., 9s, 2000	1,810	1,863,033
Hampton Roads, VA, Medical College General Rev., 6.875s, 2001	1,500	1,579,710
Henrico County, VA, Industrial Development Authority Rev., 6.5s, 2010	5,000	5,445,200
New Kent County, VA, Industrial Development Authority, Public Facilities, 7.5s, 2001	700	738,318
Newport News, VA, 6.5s, 2000	875	904,225
Portsmouth, VA, 6.375s, 2001	1,555	1,621,834
Puerto Rico Aqueduct & Sewer Authority Rev., 9s, 2005	4,150	4,799,973
Puerto Rico Aqueduct & Sewer Authority Rev., 10.25s, 2009	390	491,388
Richmond, VA, 6.5s, 2001	2,000	2,073,880
Virginia Beach, VA, Certificates of Participation (Judical Center), FGIC, 7.25s, 2000	4,955	5,115,839
Virginia Beach, VA, Water & Sewer Rev., 6.625s, 2002	1,400	1,472,142
Virginia College Building Authority, Educational Facilities Rev. (Marymount), 7s, 2022	2,500	2,662,900
Virginia Public School Authority, 6.5s, 2004	1,875	2,023,125
		$35,299,310
Airport and Port Revenue – 8.8%		
Metropolitan Washington, DC, Airport Rev., 7.6s, 2014	$ 5,030	$ 5,193,223
Metropolitan Washington, DC, Airport Rev., 5.5s, 2016	2,465	2,401,921
Metropolitan Washington, DC, Airport Rev., MBIA, 5s, 2018	2,000	1,811,180
Metropolitan Washington, DC, Airport Rev., 5.75s, 2020	11,000	10,804,310
Peninsula Airport Commission, VA, 7.3s, 2021	2,400	2,502,264
Puerto Rico Ports Authority (American Airlines), 6.3s, 2023	2,000	1,978,060
Puerto Rico Ports Authority (American Airlines), 6.25s, 2026	6,000	5,908,260
		$30,599,218
Electric and Gas Utility Revenue – 3.2%		
Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2015 †‡‡	$ 1,010	$ 973,842
Halifax County, VA, Industrial Authority Rev. (Old Dominion Electric), 6s, 2022	5,000	4,878,350
Pittsylvania County, VA, Industrial Development Authority Rev., 7.5s, 2014	2,000	2,063,920
Puerto Rico Electric Power Authority, 6s, 2015	3,000	3,066,570
		$10,982,682
Health Care Revenue – 4.2%		
Lynchburg, VA, Industrial Development Authority, 5.2s, 2018	$ 1,000	$ 902,850
Martinsville, VA, Industrial Development Authority (Beverley Enterprises), 6.75s, 2004	1,075	1,069,281
Peninsula Ports, VA, Health Care Rev. (Riverside Health System), 6.625s, 2010	1,500	1,587,585

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
Peninsula Ports, VA, Health Care Rev. (Riverside Health System), 5s, 2018	$ 3,580	$ 3,147,787
Virginia Beach, VA, Development Authority (Beverly Enterprises), 10s, 2010	1,150	1,200,082
Virginia Beach, VA, Development Authority (Sentara Health System), 5.25s, 2014	3,740	3,535,085
Virginia Beach, VA, Development Authority (Sentara Health System), 4.75s, 2018	3,750	3,186,938
		$14,629,608
Industrial Revenue (Corporate Guarantee) – 6.8%		
Bedford County, VA, Industrial Development Authority Rev. (Georgia Pacific Corp.), 5.6s, 2025	$ 6,000	$ 5,244,780
Isle Wight County, VA, Industrial Development (Union Camp Corp.), 6.55s, 2024	8,000	8,037,040
Isle Wight County, VA, Industrial Development (Union Camp Corp.), 6.1s, 2027	3,500	3,472,490
Loudoun, VA, Industrial Development Authority Rev. (Dulles Airport Marriott Hotel), 7.125s, 2015	2,000	1,996,600
Lynchburg, VA, Industrial Development Authority (Kroger Co.), 7.9s, 2011	1,000	1,057,090
Virginia Peninsula Ports Authority Rev. (Zeigler Coal), 6.9s, 2022	1,500	1,301,385
West Point, VA, Industrial Development Authority, Solid Waste Disposal Rev. (Chesapeake Corp.), 6.375s, 2019	2,600	2,463,448
		$23,572,833
Insured Health Care Revenue – 10.4%		
Albemarle County, VA, Industrial Development Authority, First Mortgage Rev., FHA, 8.9s, 2026	$ 2,150	$ 2,249,932
Danville, VA, Industrial Development Authority, Hospital Rev. (Danville Regional Medical Center), AMBAC, 5.2s, 2018	2,500	2,344,550
Fredericksburg, VA, Industrial Development (Medicorp Health Systems), AMBAC, 5.25s, 2023	11,000	10,219,110
Front Royal-Warren County, VA, Industrial Development Authority, FHA, 9.45s, 2024	1,000	1,063,620
Hanover County, VA, Industrial Development Authority, MBIA, 6s, 2009	1,550	1,638,924
Henrico County, VA, Industrial Development Authority Rev. (Bon Secours Health), MBIA, 6.25s, 2020	1,500	1,591,035
Medical College of Virginia, Hospital Authority Rev., MBIA, 5.125s, 2018	3,000	2,796,450
Peninsula Ports Authority, VA (Whittaker Memorial), FHA, 8.7s, 2023,	2,100	2,294,439
Roanoke, VA, Industrial Development Authority, Hospital Rev. (Roanoke Memorial), MBIA, 6.125s, 2017	6,000	6,330,480
Winchester, VA, Industrial Development Authority, AMBAC, 8.997s, 2014 ‡‡	4,900	5,475,799
		$36,004,339
Multi-Family Housing Revenue – 3.7%		
Alexandria, VA, Redevelopment & Housing Finance Authority (Jefferson Village Apartments), 9s, 2018	$ 4,000	$ 4,095,960
Norfolk, VA, Redevelopment & Housing Authority (Dockside Apartments), FHA, 7.375s, 2028	2,000	2,070,560
Virginia Housing Development Authority, 6.5s, 2013	2,300	2,390,091
Virginia Housing Development Authority, 5.1s, 2015	1,550	1,456,985
Virginia Housing Development Authority, 5.95s, 2016	1,905	1,930,698

Issuer	Principal Amount (000 Omitted)	Value
Multi-Family Housing Revenue – continued		
Virginia Housing Development Authority, 6.6s, 2022	$ 965	$ 984,454
		$12,928,748
Sales and Excise Tax Revenue – 0.3%		
Virgin Islands Public Finance Authority, 5.625s, 2025	$ 1,000	$ 891,650
Single Family Housing Revenue – 9.0%		
Virginia Housing Development Authority, 7.13s, 2019 ‡‡	$ 7,500	$ 7,442,175
Virginia Housing Development Authority, 6.2s, 2021	15,000	15,057,600
Virginia Housing Development Authority, 6.3s, 2025	8,500	8,571,060
		$31,070,835
Turnpike Revenue – 4.6%		
Chesapeake Bay, VA, Bridge & Tunnel Authority, FGIC, 0s, 2005	$ 4,535	$ 3,463,470
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2012	1,500	645,870
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2013	1,500	599,430
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2014	1,500	555,780
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2015	1,500	514,800
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2016	1,500	476,385
Puerto Rico Highway & Transportation Authority Rev., 5.5s, 2018	1,450	1,415,418
Virginia Transportation Board, Transportation Contract Rev., 6.5s, 2018	3,500	3,633,280
Virginia Transportation Board, US Route 58, 5.125s, 2021	5,000	4,608,450
		$15,912,883
Universities – 2.9%		
Hampton Roads, VA, Medical College General Rev., 6.875s, 2016	$ 2,000	$ 2,079,280
Loudoun County, VA, Industrial Development Authority (George Washington University), 6.25s, 2012	2,710	2,807,506
Roanoke County, VA, Industrial Development Authority (Hollins College), 5.25s, 2023	1,000	906,900
Virginia College Building Authority, Educational Facilities Rev. (Hampden Syndey College), 5s, 2016	1,730	1,631,476
Virginia College Building Authority, Educational Facilities Rev. (Hampton University), 5s, 2018	1,655	1,473,910
Virginia College Building Authority, Educational Facilities Rev. (Hampton University), 6s, 2020	1,000	1,020,180
		$ 9,919,252
Water and Sewer Utility Revenue – 3.7%		
Hanover County, VA, Water & Sewer Systems, MBIA, 5.25s, 2026	$ 2,000	$ 1,871,300
Norfolk, VA, Water Rev., FSA, 5s, 2013	1,905	1,842,364
Prince William County, VA, Water & Sewer Systems Rev., FGIC, 5.5s, 2019	2,000	1,971,620
Virgina Beach, VA, Water Rev., 6s, 2020	1,000	1,022,780
Virginia Resources Authority, 6s, 2017	2,750	2,855,023
Virginia Resources Authority, 5.5s, 2019	1,600	1,581,168
Virginia Resources Authority, MBIA, 5.5s, 2020	1,690	1,663,585
		$12,807,840

Issuer	Principal Amount (000 Omitted)	Value
Other – 5.3%		
Danville, VA, Industrial Development Authority, Industrial Development Rev. (Piedmont Mall), 8s, 2013	$2,780	$ 2,846,025
Fairfax County, VA, Economic Development Authority, Parking Rev. (Vienna II Metrorail), 6s, 2016	1,650	1,705,737
Fairfax County, VA, Economic Development Authority, Parking Rev. (Vienna II Metrorail), 6s, 2017	1,750	1,801,660
Greater Richmond Convertible Center Authority, Hotel Tax Rev. (Convention Center Expansion), 6.125s, 2020	3,500	3,578,330
New River Valley, VA, Regional Jail Authority, MBIA, 5.125s, 2019	6,405	5,995,528
Pamunkey, VA, Regional Jail Authority, MBIA, 5.75s, 2018	2,500	2,527,675
		$ 18,454,955
Total Municipal Bonds (Identified Cost, $341,006,410)		$340,797,706

Floating Rate Demand Notes – 0.6%

Harris County, TX, Hospital Rev. (Methodist

Portfolio of Investments – March 31, 2000

MFS WEST VIRGINIA MUNICIPAL BOND FUND

Municipal Bonds – 98.2%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 19.4%		
Charleston, WV, Public Improvement, 7.2s, 2009	$1,140	$ 1,306,714
Commonwealth of Puerto Rico, RITES, 7.75s, 2019 †‡‡	3,000	3,103,440
Jefferson County, WV, Board of Education, FGIC, 6.85s, 2009	1,680	1,882,977
Puerto Rico Municipal Finance Agency, RITES, FSA, 6.857s, 2017 †‡‡	900	906,642
State of West Virginia, FGIC, 5s, 2015	1,000	949,690
State of West Virginia, FGIC, 5.5s, 2017	2,565	2,507,980
State of West Virginia, FGIC, 5s, 2021	4,000	3,581,160
State of West Virginia, FGIC, 5.25s, 2026	8,000	7,326,240
State of West Virginia, State Roads, FGIC, 5.75s, 2015	1,000	1,025,180
West Virginia Water Development Authority, FSA, 6.2s, 2024	3,000	3,054,330
		$25,644,353
State and Local Appropriation – 11.4%		
Charlestown, WV, Urban Renewal Authority Lease Rev., FSA, 5.05s, 2014	$1,000	$ 942,770
Huntington, WV, Municipal Development Authority Rev., MBIA, 5.1s, 2018	2,740	2,512,525
Puerto Rico Public Buildings Authority, 5.25s, 2021	3,115	2,860,380
West Virginia Building Commission, RITES, AMBAC, 5.884s, 2018 †‡‡	5,770	5,460,151
West Virginia School Building Authority, Refunding Capital Improvement, "B", FSA, 5.25s, 2021	3,550	3,300,364
		$15,076,190
Refunded and Special Obligations – 10.0%		
Kanawha County, WV, Building Commission (St. Francis Hospital), 7.5s, 2007	$ 195	$ 210,000
Monongalia County, WV, Board of Education, MBIA, 7s, 2005	500	546,205
Ohio County, WV, Board of Education, MBIA, 5.25s, 2018	1,180	1,151,444
West Virginia Building Commission, Lease Rev. (West Virginia Regional Jail), MBIA, 0s, 2007	3,150	2,160,081
West Virginia Building Commission, Lease Rev. (West Virginia Regional Jail), MBIA, 0s, 2008	3,050	1,978,901
West Virginia Building Commission, Lease Rev. (West Virginia Regional Jail), MBIA, 0s, 2009	2,500	1,533,575
West Virginia Parkways, Economic Development & Tourism Authority, FGIC, 0s, 2005	2,250	1,720,305
West Virginia Parkways, Economic Development & Tourism Authority, FGIC, 0s, 2006	2,500	1,810,450
West Virginia Parkways, Economic Development & Tourism Authority, FGIC, 0s, 2007	2,000	1,371,480
West Virginia Parkways, Economic Development & Tourism Authority, FGIC, 0s, 2008	610	395,780
West Virginia Water Development Authority, 7.1s, 2009	220	237,140
		$13,115,361
Electric and Gas Utility Revenue – 12.2%		
Marshall County, WV, Pollution Control Rev. (Ohio Power Co.), 6.85s, 2022	$2,000	$ 2,081,260
Marshall County, WV, Pollution Control Rev. (Ohio Power Co.), MBIA, 6.85s, 2022	3,150	3,312,792
Mason County, WV, Pollution Control Rev. (Appalachian Power), MBIA, 6.6s, 2022	7,000	7,354,200
Electric and Gas Utility Revenue – continued		

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Putnam County, WV, Pollution Control Rev. (Applachian Power Co.), MBIA, 6.6s, 2019	$3,200	$ 3,357,888
		$16,106,140
Health Care Revenue – 7.3%		
Berkeley County, WV, Building Commission, Hospital Rev. (City Hospital), 6.5s, 2022 ###	$2,500	$ 2,372,175
Monongalia County, WV, Health Facilities Rev. (Beverly Enterprises, Inc.), 5.625s, 2003	210	205,720
Monongalia County, WV, Health Facilities Rev. (Beverly Enterprises, Inc.), 5.875s, 2007	500	476,895
Ohio County, WV, County Commission Health System (Ohio Valley Medical Center), 5.75s, 2013	750	654,923
West Virginia Hospital Finance Authority (Charleston Area Medical Center), 6.5s, 2023	2,000	1,971,320
West Virginia Hospital Finance Authority (Fairmont General Hospital), 6.625s, 2019	2,000	1,879,540
West Virginia Hospital Finance Authority (General Division Medical Building), 7.25s, 2014	2,000	2,111,640
		$ 9,672,213
Industrial Revenue (Corporate Guarantee) – 14.4%		
Braxton County, WV, Solid Waste Disposal (Weyerhaeuser Co.), 6.5s, 2025	$2,000	$ 2,005,260
Jackson County, WV, Pollution Control Rev. (Kaiser Aluminum & Chemical Corp.), 6.5s, 2008	3,185	3,170,954
Kanawha County, WV, Commercial Development Rev. (Kroger Co.), 8s, 2011	1,000	1,056,660
Kanawha County, WV, Commercial Development Rev. (May Department Stores Co.), 6.5s, 2003	3,000	3,121,620
Kanawha County, WV, Pollution Control Rev. (Union Carbide Corp.), 8s, 2020	2,000	2,049,580
Monongalia County, WV, Commercial Development Rev. (Kroger Co.), 7.7s, 2012	2,000	2,131,040
Ohio County, WV, Industrial Development Rev. (Kroger Co.), 8.125s, 2011	2,000	2,120,880
Putnam County, WV, Industrial Development Rev. (Rite Aid Corp.), 10.375s, 2002	590	592,390
South Charleston, WV, Pollution Control Rev. (Union Carbide Corp.), 7.625s, 2005	2,500	2,719,625
		$18,968,009
Insured Health Care Revenue – 7.8%		
Harrison County, WV, Building Commission Rev. (Maplewood Retirement), AMBAC, 5.25s, 2021	$2,625	$ 2,388,619
Monongalia County, WV, Building Commission, Health Rev. (Monongalia General Hospital), MBIA, 6.625s, 2011	1,000	1,028,370
Randolph County, WV, Community Health System Rev. (Davis Health System, Inc.), FSA, 5.2s, 2021	1,000	902,210
West Virginia Hospital Finance Authority (Cabell Huntington Hospital), AMBAC, 6.25s, 2019	5,000	5,104,150
West Virginia Hospital Finance Authority (West Virginia University Hospital), AMBAC, 5s, 2018	1,000	896,580
		$10,319,929
Multi-Family Housing Revenue – 1.0%		
Huntington, WV, Housing Corp., Multi-Family Rev., FNMA, 7.5s, 2024	$ 800	$ 822,328
Webster County, WV, Housing Development Rev. (Circlebrook), FHA, 6.35s, 2008	440	451,009
		$ 1,273,337

Portfolio of Investments – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Sales and Excise Tax Revenue – 0.3%		
Virgin Islands Public Finance Authority, 5.625s, 2025	$ 500	$ 445,825
Single Family Housing Revenue – 2.7%		
Berkeley County, WV, Residential Mortgage Rev., 7.875s, 2012	$ 145	$ 148,087
Charles Town, WV, Residential Mortgage Rev., 6.2s, 2011	380	386,407
Mason County, WV, 0s, 2014	1,700	587,350
West Virginia Housing Development Fund, 7.2s, 2020	1,450	1,500,387
West Virginia Housing Development Fund, 5.3s, 2023	1,000	895,090
		$ 3,517,321
Turnpike Revenue – 2.3%		
West Virginia Parkways Authority, FGIC, 5.689s, 2019	$3,000	$ 2,992,590
Universities – 2.0%		
West Virgina University Rev. (West Virginia Dormitory), AMBAC, 5s, 2022	$2,000	$ 1,779,340
West Virginia University Rev. (West Virginia University Student Union), AMBAC, 5s, 2017	1,000	913,790
		$ 2,693,130
Water and Sewer Utility Revenue – 6.4%		
Beckley, WV, Industrial Development Rev. (Beckley Water Co.), 7s, 2017 ###	$2,000	$ 2,094,780
Charleston, WV, Sewer Rev., MBIA, 6.5s, 2017	2,260	2,376,119
West Virginia Water Development Authority, FSA, 5s, 2018	1,270	1,143,203
West Virginia Water Development Authority, AMBAC, 6.25s, 2020	1,000	1,031,480
West Virginia Water Development Authority, FSA, 5.25s, 2035	2,000	1,783,280
		$ 8,428,862
Other – 1.0%		
West Virginia Economic Development, Auto Lease Rev. (Capitol Parking Garage), AMBAC, 5.8s, 2020	$1,260	$ 1,258,311
Total Investments (Identified Cost, $127,657,364)		$129,511,571
Other Assets, Less Liabilities – 1.8%		2,389,487
Net assets – 100.0%		$131,901,058

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:
‡‡Inverse floating rate security.
†Restricted security.
###Security segregated as collateral for an open futures contract.
**Non income producing security – in default.

Financial Statements

Statements of Assets and Liabilities

March 31, 2000	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund
Assets:				
Investments –				
Identified cost	$74,677,922	$112,975,517	$367,997,292	$42,288,536
Unrealized appreciation	1,082,884	4,105,609	3,127,541	10,858
Total, at value	$75,760,806	$117,081,126	$371,124,833	$42,299,394
Cash	78,409	22,146	30,295	63,825
Receivable for daily variation margin on open future contracts	7,969	5,500	16,156	—
Receivable for Fund shares sold	34,867	37,446	91,774	73,858
Receivable for investments sold	—	2,854,883	1,041,257	35,000
Interest receivable	1,395,997	2,025,080	6,334,684	705,687
Other assets	996	1,904	5,606	451
Total assets	$77,279,044	$122,028,085	$378,644,605	$43,178,215
Liabilities:				
Distributions payable	$ 187,336	$ 219,283	$ 668,801	$ 77,603
Payable for investments purchased	—	—	3,969,105	107,443
Payable for Fund shares reacquired	58,081	89,671	250,705	—
Payable to affiliates –				
Management fee	738	1,167	3,580	412
Shareholder servicing agent fee	211	333	1,023	—
Distribution and service fee	1,392	1,250	4,700	2,466
Administrative fee	37	58	179	—
Accrued expenses and other liabilities	72,187	89,006	122,500	—
Total liabilities	$ 319,982	$ 400,768	$ 5,020,593	$ 187,924
Net assets	$76,959,062	$121,627,317	$373,624,012	$42,990,291
Net assets consist of:				
Paid-in capital	$78,549,436	$118,678,097	$371,701,424	$44,573,541
Unrealized appreciation on investments	1,143,729	4,143,732	3,239,528	10,858
Accumulated net realized loss on investments	(2,895,127)	(1,210,622)	(1,026,904)	(1,638,621)
Accumulated undistributed (distributions in excess of) net investment income	161,024	16,110	(290,036)	44,513
Total	$76,959,062	$121,627,317	$373,624,012	$42,990,291
Shares of beneficial interest outstanding:				
Class A	7,063,148	9,584,324	27,356,421	2,723,514
Class B	1,150,087	1,912,304	4,299,187	1,864,487
Class C	—	—	1,251,887	—
Total shares of beneficial interest outstanding	8,213,235	11,496,628	32,907,495	4,588,001
Net assets:				
Class A	$66,173,306	$101,403,295	$310,624,263	$25,494,333
Class B	10,785,756	20,224,022	48,793,545	17,495,958
Class C	—	—	14,206,204	—
Total net assets	$76,959,062	$121,627,317	$373,624,012	$42,990,291
Class A shares:				
Net asset value per share (net assets ÷ shares of beneficial interest outstanding)	$9.37	$10.58	$11.35	$9.36
Offering price per share (100 ÷ 95.25 of net asset value per share)	$9.84	$11.11	$11.92	$9.83
Class B shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	$9.38	$10.58	$11.35	$9.38
Class C shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	—	—	$11.35	—

On sales of $100,000 or more, the offering price of Class A shares is reduced.

A contingent deferred sales charge may be imposed on redemptions of Class A, Class B, and Class C shares.

See notes to financial statements.

Financial Statements – continued

Statements of Assets and Liabilities – continued

March 31, 2000	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Assets:				
Investments –				
Identified cost	$149,235,735	$119,507,926	$343,206,410	$127,657,364
Unrealized appreciation (depreciation)	983,423	634,150	(208,704)	1,854,207
Total, at value	$150,219,158	$120,142,076	$342,997,706	$129,511,571
Cash	335,615	42,049	80,937	69,532
Receivable for daily variation margin on open futures contracts	—	5,156	—	—
Receivable for Fund shares sold	34,507	28,556	154,368	10,244
Receivable for investments sold	8,412,351	132,347	60,000	9,656,303
Interest receivable	2,282,906	1,721,963	5,788,116	2,397,609
Other assets	2,319	1,667	5,338	1,924
Total assets	$161,286,856	$122,073,814	$349,086,465	$141,647,183
Liabilities:				
Distributions payable	$ 295,469	$ 251,482	$ 740,170	$ 256,273
Payable for daily variation margin on open futures contracts	12,719	—	4,062	10,000
Payable for investments purchased	8,106,025	—	—	9,160,047
Payable for Fund shares reacquired	178,184	157,741	1,796,405	224,370
Payable to affiliates –				
Management fee	1,464	1,166	3,322	1,264
Shareholder servicing agent fee	418	333	949	360
Distribution and service fee	2,025	1,545	3,938	1,527
Administrative fee	73	58	166	63
Accrued expenses and other liabilities	94,562	89,742	116,702	92,221
Total liabilities	$ 8,690,939	$ 502,067	$ 2,665,714	$ 9,746,125
Net assets	$152,595,917	$121,571,747	$346,420,751	$131,901,058
Net assets consist of:				
Paid-in capital	$152,672,186	$121,481,179	$348,695,039	$133,412,700
Unrealized appreciation (depreciation) on investments	933,704	669,890	(208,939)	1,807,526
Accumulated net realized loss on investments	(1,067,834)	(651,331)	(1,215,895)	(2,806,806)
Accumulated undistributed (distributions in excess of) net investment income	57,861	72,009	(849,454)	(512,362)
Total	$152,595,917	$121,571,747	$346,420,751	$131,901,058
Shares of beneficial interest outstanding:				
Class A	10,451,920	9,920,330	28,584,962	10,703,833
Class B	2,723,989	2,111,191	2,687,498	1,345,943
Class C	—	—	473,736	—
Total shares of beneficial interest outstanding	13,175,909	12,031,521	31,746,196	12,049,776
Net assets:				
Class A	$121,063,928	$100,250,539	$311,934,258	$117,173,725
Class B	31,531,989	21,321,208	29,315,929	14,727,333
Class C	—	—	5,170,564	—
Total net assets	$152,595,917	$121,571,747	$346,420,751	$131,901,058
Class A shares:				
Net asset value per share (net assets ÷ shares of beneficial interest outstanding)	$11.58	$10.11	$10.91	$10.95
Offering price per share (100 ÷ 95.25 of net asset value per share)	$12.16	$10.61	$11.45	$11.50
Class B shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	$11.58	$10.10	$10.91	$10.94
Class C shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	—	—	$10.91	—

On sales of $100,000 or more, the offering price of Class A shares is reduced.
A contingent deferred sales charge may be imposed on redemptions of Class A, Class B, and Class C shares.

See notes to financial statements.

Financial Statements – continued

Statements of Operations

Year Ended March 31, 2000	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund
Net investment income:				
Interest income	$ 4,569,447	$ 8,019,921	$ 23,866,950	$ 2,507,266
Expenses –				
Management fee	$ 427,736	$ 737,116	$ 2,193,969	$ 248,288
Trustees' compensation	18,052	18,823	18,775	18,093
Shareholder servicing agent fee	77,789	134,032	398,955	45,174
Distribution and service fee (Class A)	—	268,576	1,166,278	—
Distribution and service fee (Class B)	89,854	266,025	512,180	176,371
Distribution and service fee (Class C)	—	—	145,144	—
Administrative fee	10,032	17,369	51,781	5,857
Custodian fee	31,736	47,091	131,444	20,626
Printing	5,228	9,844	25,257	4,130
Postage	3,057	6,160	15,106	993
Auditing fees	30,770	29,270	30,771	30,370
Legal fees	4,254	1,471	4,295	4,284
Miscellaneous	45,155	47,121	104,593	34,781
Total expenses	$ 743,663	$ 1,582,898	$ 4,798,548	$ 588,967
Fees paid indirectly	(12,595)	(22,734)	(53,492)	(7,202)
Reduction of expenses by investment adviser	(142,465)	(244,146)	(727,042)	(239,564)
Net expenses	$ 588,603	$ 1,316,018	$ 4,018,014	$ 342,201
Net investment income	$ 3,980,844	$ 6,703,903	$ 19,848,936	$ 2,165,065
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) –				
Investment transactions	$ 385,797	$ (680,959)	$ (45,821)	$ (208,292)
Futures contracts	(13,099)	(44,484)	(131,188)	40,385
Net realized gain (loss) on investments	$ 372,698	$ (725,443)	$ (177,009)	$ (167,907)
Change in unrealized appreciation (depreciation) –				
Investments	$(5,047,499)	$(8,299,610)	$(27,970,361)	$(2,476,896)
Futures contracts	60,845	38,123	111,987	—
Net unrealized loss on investments	$(4,986,654)	$(8,261,487)	$(27,858,374)	$(2,476,896)
Net realized and unrealized loss on investments	$(4,613,956)	$(8,986,930)	$(28,035,383)	$(2,644,803)
Decrease in net assets from operations	$ (633,112)	$(2,283,027)	$ (8,186,447)	$ (479,738)

See notes to financial statements.

Financial Statements – continued

Statements of Operations – continued

Year Ended March 31, 2000	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Net investment income:				
Interest income	$ 9,694,276	$ 7,548,102	$ 22,406,823	$ 8,542,468
Expenses –				
Management fee	$ 911,399	$ 720,168	$ 2,057,979	$ 771,728
Trustees' compensation	18,268	18,047	18,675	18,595
Shareholder servicing agent fee	165,726	130,957	374,221	140,333
Distribution and service fee (Class A)	460,527	379,153	1,175,288	435,334
Distribution and service fee (Class B)	341,465	226,275	328,446	159,524
Distribution and service fee (Class C)	—	—	55,789	—
Administrative fee	21,540	17,041	48,622	18,204
Custodian fee	58,871	49,761	126,631	50,248
Printing	9,341	6,986	24,251	9,222
Postage	5,987	4,281	15,538	5,385
Auditing fees	30,370	28,870	30,370	30,770
Legal fees	12,179	2,670	5,106	3,770
Miscellaneous	57,560	55,685	99,511	50,080
Total expenses	$ 2,093,233	$ 1,639,894	$ 4,360,427	$ 1,693,193
Fees paid indirectly	(32,730)	(14,027)	(60,992)	(15,302)
Reduction of expenses by investment adviser	(301,632)	(238,450)	(681,496)	(255,839)
Net expenses	$ 1,758,871	$ 1,387,417	$ 3,617,939	$ 1,422,052
Net investment income	$ 7,935,405	$ 6,160,685	$ 18,788,884	$ 7,120,416
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) –				
Investment transactions	$ (861,365)	$ (607,230)	$ (169,771)	$ 25,768
Futures contracts	(67,875)	(44,100)	665,093	(37,911)
Net realized gain (loss) on investments	$ (929,240)	$ (651,330)	$ 495,322	$ (12,143)
Change in unrealized appreciation (depreciation) –				
Investments	$(11,595,810)	$(8,617,075)	$(25,033,876)	$(10,225,002)
Futures contracts	(49,719)	35,740	(235)	(46,681)
Net unrealized loss on investments	$(11,645,529)	$(8,581,335)	$(25,034,111)	$(10,271,683)
Net realized and unrealized loss on investments	$(12,574,769)	$(9,232,665)	$(24,538,789)	$(10,283,826)
Decrease in net assets from operations	$ (4,639,364)	$(3,071,980)	$ (5,749,905)	$ (3,163,410)

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets

Year Ended March 31, 2000	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 3,980,844	$ 6,703,903	$ 19,848,936	$ 2,165,065
Net realized gain (loss) on investments	372,698	(725,443)	(177,009)	(167,907)
Net unrealized loss on investments	(4,986,654)	(8,261,487)	(27,858,374)	(2,476,896)
Decrease in net assets from operations	$ (633,112)	$ (2,283,027)	$ (8,186,447)	$ (479,738)
Distributions declared to shareholders –				
From net investment income (Class A)	$ (3,475,557)	$ (5,531,891)	$ (16,769,203)	$ (1,208,852)
From net investment income (Class B)	(494,824)	(1,165,668)	(2,248,484)	(939,344)
From net investment income (Class C)	—	—	(636,441)	—
Total distributions declared to shareholders	$ (3,970,381)	$ (6,697,559)	$ (19,654,128)	$ (2,148,196)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 13,670,556	$ 16,723,976	$ 29,418,303	$ 13,224,784
Net asset value of shares issued to shareholders in reinvestment of distributions	1,734,390	3,894,825	11,346,137	1,230,667
Cost of shares reacquired	(12,176,663)	(37,185,334)	(69,993,273)	(14,515,297)
Net increase (decrease) in net assets from Fund share transactions	$ 3,228,283	$ (16,566,533)	$ (29,228,833)	$ (59,846)
Total decrease in net assets	$ (1,375,210)	$ (25,547,119)	$ (57,069,408)	$ (2,687,780)
Net assets:				
At beginning of period	78,334,272	147,174,436	430,693,420	45,678,071
At end of period	$ 76,959,062	$121,627,317	$373,624,012	$ 42,990,291
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 161,024	$ 16,110	$ (290,036)	$ 44,513

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets – continued

Year Ended March 31, 2000	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 7,935,405	$ 6,160,685	$ 18,788,884	$ 7,120,416
Net realized gain (loss) on investments	(929,240)	(651,330)	495,322	(12,143)
Net unrealized loss on investments	(11,645,529)	(8,581,335)	(25,034,111)	(10,271,683)
Decrease in net assets from operations	$ (4,639,364)	$ (3,071,980)	$ (5,749,905)	$ (3,163,410)
Distributions declared to shareholders –				
From net investment income (Class A)	$ (6,408,786)	$ (5,207,698)	$(16,879,510)	$ (6,386,832)
From net investment income (Class B)	(1,442,426)	(942,677)	(1,437,665)	(715,598)
From net investment income (Class C)	—	—	(243,017)	—
From net realized gain on investments (Class A)	(337,034)	(675,450)	—	—
From net realized gain on investments (Class B)	(89,517)	(149,319)	—	—
In excess of net realized gain on investments (Class A)	(49,868)	(402)	—	—
In excess of net realized gain on investments (Class B)	(13,245)	(89)	—	—
Total distributions declared to shareholders	$ (8,340,876)	$ (6,975,635)	$(18,560,192)	$ (7,102,430)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 11,474,304	$ 12,069,955	$ 22,537,475	$ 6,726,050
Net asset value of shares issued to shareholders in reinvestment of distributions	4,441,022	3,598,094	9,195,654	3,940,144
Cost of shares reacquired	(32,351,554)	(24,109,917)	(69,050,206)	(19,121,105)
Net decrease in net assets from Fund share transactions	$(16,436,228)	$ (8,441,868)	$(37,317,077)	$ (8,454,911)
Total decrease in net assets	$(29,416,468)	$(18,489,483)	$(61,627,174)	$(18,720,751)
Net assets:				
At beginning of period	182,012,385	140,061,230	408,047,925	150,621,809
At end of period	$152,595,917	$121,571,747	$346,420,751	$131,901,058
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 57,861	$ 72,009	$ (849,454)	$ (512,362)

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets – continued

Year Ended March 31, 1999	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 3,716,756	$ 6,933,079	$ 20,147,252	$ 1,854,082
Net realized gain on investments	94,562	2,321,410	5,141,594	190,272
Net unrealized gain (loss) on investments	308,084	(2,186,539)	(5,778,205)	119,606
Increase in net assets from operations	$ 4,119,402	$ 7,067,950	$ 19,510,641	$ 2,163,960
Distributions declared to shareholders –				
From net investment income (Class A)	$ (3,287,679)	$ (5,734,216)	$ (17,636,624)	$ (968,779)
From net investment income (Class B)	(454,600)	(1,208,410)	(1,992,249)	(895,842)
From net investment income (Class C)	—	—	(445,446)	—
In excess of net investment income (Class A)	—	(3,870)	—	—
In excess of net investment income (Class B)	—	(815)	—	—
Total distributions declared to shareholders	$ (3,742,279)	$ (6,947,311)	$ (20,074,319)	$ (1,864,621)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 7,347,508	$ 29,293,927	$ 95,174,583	$ 9,693,546
Net asset value of shares issued to shareholders in reinvestment of distributions	1,634,892	4,020,370	11,591,211	1,050,475
Cost of shares reacquired	(7,804,067)	(32,254,619)	(108,484,241)	(4,833,679)
Net increase (decrease) in net assets from Fund share transactions	$ 1,178,333	$ 1,059,678	$ (1,718,447)	$ 5,910,342
Total increase (decrease) in net assets	$ 1,555,456	$ 1,180,317	$ (2,282,125)	$ 6,209,681
Net assets:				
At beginning of period	76,778,816	145,994,119	432,975,545	39,468,390
At end of period	$78,334,272	$147,174,436	$ 430,693,420	$45,678,071
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 82,991	$ (4,683)	$ (449,869)	$ 25,907

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets – continued

Year Ended March 31, 1999	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 7,935,924	$ 6,013,864	$ 19,019,822	$ 6,968,680
Net realized gain on investments	1,589,817	1,051,618	5,086,588	486,002
Net unrealized loss on investments	(2,199,147)	(1,234,421)	(5,493,034)	(796,403)
Increase in net assets from operations	$ 7,326,594	$ 5,831,061	$ 18,613,376	$ 6,658,279
Distributions declared to shareholders –				
From net investment income (Class A)	$ (6,682,276)	$ (5,137,762)	$(17,358,181)	$ (6,282,387)
From net investment income (Class B)	(1,253,648)	(821,549)	(1,394,357)	(686,293)
From net investment income (Class C)	—	—	(179,277)	—
From net realized gain on investments (Class A)	—	(337,988)	—	—
From net realized gain on investments (Class B)	—	(64,567)	—	—
In excess of net investment income (Class A)	(23,065)	—	—	(26,990)
In excess of net investment income (Class B)	(4,327)	—	—	(2,948)
Total distributions declared to shareholders	$ (7,963,316)	$ (6,361,866)	$(18,931,815)	$ (6,998,618)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 21,347,777	$ 23,846,170	$ 56,562,932	$ 15,549,189
Net asset value of shares issued to shareholders in reinvestment of distributions	4,185,898	3,141,165	9,409,188	3,876,569
Cost of shares reacquired	(19,791,022)	(13,464,339)	(66,614,366)	(13,937,487)
Net increase (decrease) in net assets from Fund share transactions	$ 5,742,653	$ 13,522,996	$ (642,246)	$ 5,488,271
Total increase (decrease) in net assets	$ 5,105,931	$ 12,992,191	$ (960,685)	$ 5,147,932
Net assets:				
At beginning of period	176,906,454	127,069,039	409,008,610	145,473,877
At end of period	$182,012,385	$140,061,230	$408,047,925	$150,621,809
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ (101,813)	$ 62,189	$ (992,808)	$ (508,979)

See notes to financial statements.

Financial Highlights

	Mississippi Fund				
	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 9.93	$ 9.88	$ 9.35	$ 9.35	$ 9.15
Income from investment operations# –					
Net investment income§	$ 0.50	$ 0.49	$ 0.49	$ 0.48	$ 0.52
Net realized and unrealized gain (loss) on investments	(0.56)	0.06	0.52	0.00	0.20
Total from investment operations	$ (0.06)	$ 0.55	$ 1.01	$ 0.48	$ 0.72
Less distributions declared to shareholders					
From net investment income	$ (0.50)	$ (0.50)	$ (0.48)	$ (0.48)	$ (0.52)
In excess of net investment income	—	—	—	—	(0.00)‡‡
Total distributions declared to shareholders	$ (0.50)	$ (0.50)	$ (0.48)	$ (0.48)	$ (0.52)
Net asset value – end of period	$ 9.37	$ 9.93	$ 9.88	$ 9.35	$ 9.35
Total return‡	(0.58)%	5.62%	11.02%	5.22%	7.99%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.66%	0.73%	0.78%	0.87%	0.45%
Net investment income	5.22%	4.94%	5.04%	5.14%	5.51%
Portfolio turnover	18%	6%	18%	17%	31%
Net assets at end of period (000 omitted)	$66,173	$66,869	$66,061	$66,630	$74,435

§Subject to reimbursment by the Fund, the investment adviser has voluntarily agreed under a temporary expense agreement to pay all of the Fund's operating expenses, exclusive of management, distribution, and service fees, in excess of 0.40% for certain of the periods indicated. In addition, the investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. To the extent actual expenses were over this limitation and the waivers had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.48	$ 0.48	$ 0.48	—	$ 0.48
Ratios (to average net assets):					
Expenses##	0.84%	0.85%	0.85%	—	0.88%
Net investment income	5.04%	4.82%	4.97%	—	5.08%

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

Mississippi Fund	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 9.94	$ 9.89	$ 9.36	$ 9.36	$ 9.16
Income from investment operations# –					
Net investment income§	$ 0.42	$ 0.41	$ 0.41	$ 0.40	$ 0.44
Net realized and unrealized gain (loss) on investments	(0.56)	0.06	0.53	0.00	0.20
Total from investment operations	$ (0.14)	$ 0.47	$ 0.94	$ 0.40	$ 0.64
Less distributions declared to shareholders					
From net investment income	$ (0.42)	$ (0.42)	$ (0.41)	$ (0.40)	$ (0.44)
In excess of net investment income	—	—	—	—	(0.00)‡
Total distributions declared to shareholders	$ (0.42)	$ (0.42)	$ (0.41)	$ (0.40)	$ (0.44)
Net asset value – end of period	$ 9.38	$ 9.94	$ 9.89	$ 9.36	$ 9.36
Total return	(1.37)%	4.80%	10.15%	4.33%	7.11%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.46%	1.51%	1.56%	1.72%	1.28%
Net investment income	4.41%	4.16%	4.26%	4.29%	4.67%
Portfolio turnover	18%	6%	18%	17%	31%
Net assets at end of period (000 omitted)	$10,786	$11,465	$10,717	$11,014	$11,475

§Subject to reimbursment by the Fund, the investment adviser has voluntarily agreed under a temporary expense agreement to pay all of the Fund's operating expenses, exclusive of management, distribution, and service fees, in excess of 0.40% for certain of the periods indicated. In addition, the investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. To the extent actual expenses were over this limitation and the waivers had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.40	$ 0.40	$ 0.40	—	$ 0.40
Ratios (to average net assets):					
Expenses##	1.64%	1.63%	1.63%	—	1.71%
Net investment income	4.23%	4.04%	4.19%	—	4.24%

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01

See notes to financial statements.

Financial Highlights – continued

	New York Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.27	$ 11.26	$ 10.60	$ 10.66	$ 10.49
Income from investment operations# –					
Net investment income§	$ 0.55	$ 0.56	$ 0.57	$ 0.55	$ 0.55
Net realized and unrealized gain (loss) on investments	(0.69)	0.01	0.64	(0.06)	0.17
Total from investment operations	$ (0.14)	$ 0.57	$ 1.21	$ 0.49	$ 0.72
Less distributions declared to shareholders –					
From net investment income	$ (0.55)	$ (0.56)	$ (0.55)	$ (0.55)	$ (0.55)
In excess of net investment income	—	(0.00)‡‡	—	—	(0.00)‡‡
Total distributions declared to shareholders	$ (0.55)	$ (0.56)	$ (0.55)	$ (0.55)	$ (0.55)
Net asset value – end of period	$ 10.58	$ 11.27	$ 11.26	$ 10.60	$ 10.66
Total return‡	(1.06)%	5.14%	11.59%	4.68%	6.98%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.85%	0.93%	1.03%	1.11%	1.10%
Net investment income	5.14%	4.93%	5.14%	5.18%	5.09%
Portfolio turnover	38%	26%	41%	64%	102%
Net assets at end of period (000 omitted)	$101,403	$116,767	$119,376	$121,588	$134,449

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.53	$ 0.55	$ 0.56	—	$ 0.54
Ratios (to average net assets):					
Expenses##	1.03%	1.05%	1.10%	—	1.20%
Net investment income	4.96%	4.81%	5.07%	—	4.99%

 #Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
 ‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

New York Fund					
	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.27	$ 11.26	$ 10.59	$ 10.66	$ 10.49
Income from investment operations# –					
Net investment income§	$ 0.47	$ 0.47	$ 0.49	$ 0.47	$ 0.47
Net realized and unrealized gain (loss) on investments	(0.69)	0.01	0.64	(0.07)	0.17
Total from investment operations	$ (0.22)	$ 0.48	$ 1.13	$ 0.40	$ 0.64
Less distributions declared to shareholders					
From net investment income	$ (0.47)	$ (0.47)	$ (0.46)	$ (0.47)	$ (0.47)
In excess of net investment income	—	(0.00)‡	—	—	(0.00)‡
Total distributions declared to shareholders	$ (0.47)	$ (0.47)	$ (0.46)	$ (0.47)	$ (0.47)
Net asset value – end of period	$ 10.58	$ 11.27	$ 11.26	$ 10.59	$ 10.66
Total return	(1.89)%	4.46%	10.78%	3.77%	6.10%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.60%	1.68%	1.78%	1.92%	1.92%
Net investment income	4.38%	4.18%	4.39%	4.37%	4.27%
Portfolio turnover	38%	26%	41%	64%	102%
Net assets at end of period (000 omitted)	$20,224	$30,408	$26,618	$26,724	$28,068

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.45	$ 0.46	$ 0.48	—	—
Ratios (to average net assets):					
Expenses##	1.78%	1.80%	1.85%	—	—
Net investment income	4.20%	4.06%	4.32%	—	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

North Carolina Fund					
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 12.14	$ 12.15	$ 11.56	$ 11.57	$ 11.42
Income from investment operations# –					
Net investment income§	$ 0.59	$ 0.59	$ 0.59	$ 0.59	$ 0.59
Net realized and unrealized gain (loss) on investments	(0.80)	(0.02)	0.59	(0.01)	0.15
Total from investment operations	$ (0.21)	$ 0.57	$ 1.18	$ 0.58	$ 0.74
Less distributions declared to shareholders –					
From net investment income	$ (0.58)	$ (0.58)	$ (0.59)	$ (0.59)	$ (0.59)
In excess of net investment income	—	—	—	(0.00)‡‡	(0.00)‡‡
Total distributions declared to shareholders	$ (0.58)	$ (0.58)	$ (0.59)	$ (0.59)	$ (0.59)
Net asset value – end of period	$ 11.35	$ 12.14	$ 12.15	$ 11.56	$ 11.57
Total return‡	(1.67)%	4.76%	10.36%	5.09%	6.56%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.91%	0.98%	1.03%	1.08%	1.17%
Net investment income	5.07%	4.76%	4.92%	5.05%	5.04%
Portfolio turnover	9%	30%	24%	33%	30%
Net assets at end of period (000 omitted)	$310,624	$364,576	$380,595	$377,112	$409,347

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net Investment income	$ 0.57	$ 0.57	$ 0.58	$ 0.58	—
Ratios (to average net assets):					
Expenses##	1.09%	1.10%	1.13%	1.15%	—
Net investment income	4.89%	4.64%	4.82%	4.98%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	North Carolina Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 12.13	$ 12.15	$ 11.55	$ 11.56	$ 11.42
Income from investment operations# –					
Net investment income§	$ 0.51	$ 0.50	$ 0.51	$ 0.50	$ 0.50
Net realized and unrealized gain (loss) on investments	(0.78)	(0.02)	0.60	0.00	0.14
Total from investment operations	$ (0.27)	$ 0.48	$ 1.11	$ 0.50	$ 0.64
Less distributions declared to shareholders –					
From net investment income	$ (0.51)	$ (0.50)	$ (0.51)	$ (0.51)	$ (0.50)
In excess of net investment income	—	—	—	(0.00)‡	(0.00)‡
Total distributions declared to shareholders	$ (0.51)	$ (0.50)	$ (0.51)	$ (0.51)	$ (0.50)
Net asset value – end of period	$ 11.35	$ 12.13	$ 12.15	$ 11.55	$ 11.56
Total return	(2.22)%	4.00%	9.75%	4.36%	5.70%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.56%	1.63%	1.68%	1.78%	1.90%
Net investment income	4.42%	4.11%	4.27%	4.36%	4.30%
Portfolio turnover	9%	30%	24%	33%	30%
Net assets at end of period (000 omitted)	$48,794	$52,033	$44,238	$39,035	$33,847

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.49	$ 0.49	$ 0.50	$ 0.49	—
Ratios (to average net assets):					
Expenses##	1.74%	1.75%	1.78%	1.85%	—
Net investment income	4.24%	3.99%	4.17%	4.29%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	North Carolina Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class C				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 12.13	$ 12.15	$ 11.55	$ 11.56	$ 11.41
Income from investment operations# –					
Net investment income§	$ 0.51	$ 0.50	$ 0.51	$ 0.52	$ 0.51
Net realized and unrealized gain (loss) on investments	(0.78)	(0.02)	0.60	(0.02)	0.15
Total from investment operations	$ (0.27)	$ 0.48	$ 1.11	$ 0.50	$ 0.66
Less distributions declared to shareholders –					
From net investment income	$ (0.51)	$ (0.50)	$ (0.51)	$ (0.51)	$ (0.51)
In excess of net investment income	—	—	—	(0.00)‡	(0.00)‡
Total distributions declared to shareholders	$ (0.51)	$ (0.50)	$ (0.51)	$ (0.51)	$ (0.51)
Net asset value – end of period	$ 11.35	$ 12.13	$ 12.15	$ 11.55	$ 11.56
Total return	(2.22)%	4.00%	9.75%	4.41%	5.87%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.56%	1.63%	1.68%	1.73%	1.83%
Net investment income	4.42%	4.11%	4.27%	4.40%	4.38%
Portfolio turnover	9%	30%	24%	33%	30%
Net assets at end of period (000 omitted)	$14,206	$14,084	$ 8,143	$ 7,789	$ 9,352

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.49	$ 0.49	$ 0.50	$ 0.51	—
Ratios (to average net assets):					
Expenses##	1.74%	1.75%	1.78%	1.80%	—
Net investment income	4.24%	3.99%	4.17%	4.33%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

	Pennsylvania Fund				
	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 9.90	$ 9.82	$ 9.26	$ 9.37	$ 9.29
Income from investment operations# –					
Net investment income§	$ 0.50	$ 0.48	$ 0.50	$ 0.53	$ 0.54
Net realized and unrealized gain (loss) on investments	(0.55)	0.08	0.56	(0.10)	0.09
Total from investment operations	$ (0.05)	$ 0.56	$ 1.06	$ 0.43	$ 0.63
Less distributions declared to shareholders –					
From net investment income	$ (0.49)	$ (0.48)	$ (0.50)	$ (0.54)	$ (0.55)
In excess of net investment income	—	—	—	(0.00)‡‡	—
Total distributions declared to shareholders	$ (0.49)	$ (0.48)	$ (0.50)	$ (0.54)	$ (0.55)
Net asset value – end of period	$ 9.36	$ 9.90	$ 9.82	$ 9.26	$ 9.37
Total return‡	(0.45%)	5.85%	11.65%	4.67%	6.85%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.38%	0.45%	0.40%	0.10%	0.10%
Net investment income	5.19%	4.85%	5.15%	5.66%	5.76%
Portfolio turnover	48%	8%	31%	42%	40%
Net assets at end of period (000 omitted)	$ 25,494	$21,695	$18,918	$16,933	$18,030

§Subject to reimbursement by the Fund, the investment adviser voluntarily agreed under a temporary expense reimbursement agreement to pay all of the Fund's operating expenses, exclusive of management, distribution, and service fees. In consideration, the Fund pays a fee not greater than 0.00% of average daily net assets for certain of the periods indicated. In addition, the investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. To the extent actual expenses were over this limitation and the waiver had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.44	$ 0.43	$ 0.44	$ 0.45	$ 0.45
Ratios (to average net assets):					
Expenses##	0.91%	0.93%	0.99%	0.95%	1.00%
Net investment income	4.66%	4.37%	4.56%	4.81%	4.86%

 #Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
 ‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	Pennsylvania Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 9.92	$ 9.84	$ 9.28	$ 9.39	$ 9.29
Income from investment operations# –					
Net investment income§	$ 0.42	$ 0.41	$ 0.42	$ 0.46	$ 0.50
Net realized and unrealized gain (loss) on investments	(0.55)	0.08	0.56	(0.11)	0.07
Total from investment operations	$ (0.13)	$ 0.49	$ 0.98	$ 0.35	$ 0.57
Less distributions declared to shareholders –					
From net investment income	$ (0.41)	$ (0.41)	$ (0.42)	$ (0.46)	$ (0.47)
In excess of net investment income	—	—	—	(0.00)‡	—
Total distributions declared to shareholders	$ (0.41)	$ (0.41)	$ (0.42)	$ (0.46)	$ (0.47)
Net asset value – end of period	$ 9.38	$ 9.92	$ 9.84	$ 9.28	$ 9.39
Total return	(1.25%)	5.02%	10.76%	3.83%	6.23%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.19%	1.23%	1.19%	0.90%	0.88%
Net investment income	4.38%	4.07%	4.36%	4.86%	4.98%
Portfolio turnover	48%	8%	31%	42%	40%
Net assets at end of period (000 omitted)	$17,496	$23,983	$20,551	$24,898	$24,170

§Subject to reimbursement by the Fund, the investment adviser voluntarily agreed under a temporary expense reimbursement agreement to pay all of the Fund's operating expenses, exclusive of management, distribution, and service fees. In consideration, the Fund pays a fee not greater than 0.00% of average daily net assets for certain of the periods indicated. In addition, the investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. To the extent actual expenses were over this limitation and the waiver had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.37	$ 0.33	$ 0.36	$ 0.38	$ 0.41
Ratios (to average net assets):					
Expenses##	1.72%	1.71%	1.78%	1.75%	1.85%
Net investment income	3.85%	3.59%	3.77%	4.01%	4.01%

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

South Carolina Fund					
	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 12.48	$ 12.52	$ 11.88	$ 11.97	$ 11.86
Income from investment operations# –					
Net investment income§	$ 0.58	$ 0.57	$ 0.60	$ 0.62	$ 0.62
Net realized and unrealized gain (loss) on investments	(0.86)	(0.04)	0.64	(0.10)	0.11
Total from investment operations	$ (0.28)	$ 0.53	$ 1.24	$ 0.52	$ 0.73
Less distributions declared to shareholders –					
From net investment income	$ (0.58)	$ (0.57)	$ (0.60)	$ (0.61)	$ (0.62)
From net realized gain on investments	(0.03)	—	—	—	—
In excess of net investment income	—	(0.00)‡‡	(0.00)‡‡	—	(0.00)‡‡
In excess of net realized gain on investments	(0.01)	—	—	—	—
Total distributions declared to shareholders	$ (0.62)	$ (0.57)	$ (0.60)	$ (0.61)	$ (0.62)
Net asset value – end of period	$ 11.58	$ 12.48	$ 12.52	$ 11.88	$ 11.97
Total return‡	(2.27)%	4.33%	10.62%	4.46%	6.20%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.94%	1.02%	1.06%	1.10%	1.20%
Net investment income	4.91%	4.55%	4.86%	5.17%	5.10%
Portfolio turnover	18%	25%	29%	13%	18%
Net assets at end of period (000 omitted)	$121,064	$145,787	$148,820	$148,908	$166,801

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.56	$ 0.56	$ 0.59	$ 0.16	—
Ratios (to average net assets):					
Expenses##	1.12%	1.14%	1.16%	1.16%	—
Net investment income	4.73%	4.43%	4.76%	5.11%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	South Carolina Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 12.47	$ 12.52	$ 11.88	$ 11.97	$ 11.86
Income from investment operations# –					
Net investment income§	$ 0.51	$ 0.48	$ 0.52	$ 0.54	$ 0.52
Net realized and unrealized gain (loss) on investments	(0.86)	(0.04)	0.64	(0.10)	0.12
Total from investment operations	$ (0.35)	$ 0.44	$ 1.16	$ 0.44	$ 0.64
Less distributions declared to shareholders –					
From net investment income	$ (0.50)	$ (0.49)	$ (0.52)	$ (0.53)	$ (0.53)
From net realized gain on investments	(0.03)	—	—	—	—
In excess of net investment income	—	(0.00)‡	(0.00)‡	—	(0.00)‡
In excess of net realized gain on investments	(0.01)	—	—	—	—
Total distributions declared to shareholders	$ (0.54)	$ (0.49)	$ (0.52)	$ (0.53)	$ (0.53)
Net asset value – end of period	$ 11.58	$ 12.47	$ 12.52	$ 11.88	$ 11.97
Total return	(2.82)%	3.57%	9.91%	3.73%	5.43%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.59%	1.67%	1.71%	1.79%	1.92%
Net investment income	4.26%	3.90%	4.21%	4.48%	4.35%
Portfolio turnover	18%	25%	29%	13%	18%
Net assets at end of period (000 omitted)	$31,532	$36,226	$28,086	$21,871	$18,420

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.48	$ 0.47	$ 0.51	$ 0.53	—
Ratios (to average net assets):					
Expenses##	1.77%	1.79%	1.81%	1.85%	—
Net investment income	4.08%	3.78%	4.11%	4.42%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

Tennessee Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.87	$ 10.91	$ 10.32	$ 10.40	$ 10.27
Income from investment operations# –					
Net investment income§	$ 0.50	$ 0.53	$ 0.53	$ 0.55	$ 0.54
Net realized and unrealized gain (loss) on investments	(0.69)	(0.02)	0.60	(0.09)	0.13
Total from investment operations	$ (0.19)	$ 0.51	$ 1.13	$ 0.46	$ 0.67
Less distributions declared to shareholders –					
From net investment income	$ (0.50)	$ (0.52)	$ (0.53)	$ (0.54)	$ (0.54)
From net realized gain on investment	(0.07)	(0.03)	—	—	—
In excess of net investment income	—	—	(0.01)	—	(0.00)‡‡
In excess of net realized gain on investments	(0.00)‡‡	—	—	—	—
Total distributions declared to shareholders	$ (0.57)	$ (0.55)	$ (0.54)	$ (0.54)	$ (0.54)
Net asset value – end of period	$ 10.11	$ 10.87	$ 10.91	$ 10.32	$ 10.40
Total return‡	(1.75)%	4.80%	11.11%	4.48%	6.66%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.96%	1.02%	1.07%	1.10%	1.21%
Net investment income	4.80%	4.79%	4.97%	5.26%	5.18%
Portfolio turnover	20%	16%	26%	20%	20%
Net assets at end of period (000 omitted)	$100,251	$117,296	$108,871	$108,000	$109,811

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.48	$ 0.51	$ 0.52	$ 0.54	—
Ratios (to average net assets):					
Expenses##	1.14%	1.14%	1.17%	1.16%	—
Net investment income	4.62%	4.67%	4.87%	5.20%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

Tennessee Fund

	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.86	$ 10.91	$ 10.31	$ 10.39	$ 10.26
Income from investment operations# –					
Net investment income§	$ 0.43	$ 0.45	$ 0.46	$ 0.47	$ 0.46
Net realized and unrealized gain (loss) on investments	(0.69)	(0.02)	0.61	(0.09)	0.14
Total from investment operations	$ (0.26)	$ 0.43	$ 1.07	$ 0.38	$ 0.60
Less distributions declared to shareholders –					
From net investment income	$ (0.43)	$ (0.45)	$ (0.46)	$ (0.46)	$ (0.47)
From net realized gain on investment	(0.07)	(0.03)	—	—	—
In excess of net investment income	—	—	(0.01)	—	(0.00)‡
In excess of net realized gain on investments	(0.00)‡	—	—	—	—
Total distributions declared to shareholders	$ (0.50)	$ (0.48)	$ (0.47)	$ (0.46)	$ (0.47)
Net asset value – end of period	$ 10.10	$ 10.86	$ 10.91	$ 10.31	$ 10.39
Total return	(2.39)%	4.04%	10.51%	3.76%	5.89%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.61%	1.67%	1.72%	1.79%	1.93%
Net investment income	4.15%	4.14%	4.32%	4.57%	4.43%
Portfolio turnover	20%	16%	26%	20%	20%
Net assets at end of period (000 omitted)	$21,321	$22,765	$18,198	$14,436	$12,935

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.41	$ 0.44	$ 0.45	$ 0.46	—
Ratios (to average net assets):					
Expenses##	1.79%	1.79%	1.82%	1.85%	—
Net investment income	3.97%	4.02%	4.22%	4.51%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	Virginia Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.60	$ 11.61	$ 11.06	$ 11.21	$ 11.09
Income from investment operations# –					
Net investment income§	$ 0.57	$ 0.55	$ 0.57	$ 0.59	$ 0.59
Net realized and unrealized gain (loss) on investments	(0.70)	(0.01)	0.55	(0.15)	0.13
Total from investment operations	$ (0.13)	$ 0.54	$ 1.12	$ 0.44	$ 0.72
Less distributions declared to shareholders –					
From net investment income	$ (0.56)	$ (0.55)	$ (0.57)	$ (0.59)	$ (0.60)
In excess of net investment income	—	—	(0.00)‡‡	—	(0.00)‡‡
Total distributions declared to shareholders	$ (0.56)	$ (0.55)	$ (0.57)	$ (0.59)	$ (0.60)
Net asset value – end of period	$ 10.91	$ 11.60	$ 11.61	$ 11.06	$ 11.21
Total return‡	(1.09)%	4.71%	10.32%	3.97%	6.52%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.91%	0.99%	1.03%	1.08%	1.18%
Net investment income	5.07%	4.73%	4.97%	5.27%	5.20%
Portfolio turnover	13%	24%	39%	42%	42%
Net assets at end of period (000 omitted)	$311,934	$365,880	$373,024	$379,185	$418,408

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.54	$ 0.54	$ 0.56	$ 0.58	—
Ratios (to average net assets):					
Expenses##	1.09%	1.11%	1.13%	1.14%	—
Net investment income	4.89%	4.61%	4.87%	5.21%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	Virginia Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.60	$ 11.61	$ 11.06	$ 11.21	$ 11.08
Income from investment operations# –					
Net investment income§	$ 0.49	$ 0.47	$ 0.49	$ 0.51	$ 0.51
Net realized and unrealized gain (loss) on investments	(0.70)	(0.01)	0.56	(0.15)	0.13
Total from investment operations	$ (0.21)	$ 0.46	$ 1.05	$ 0.36	$ 0.64
Less distributions declared to shareholders –					
From net investment income	$ (0.48)	$ (0.47)	$ (0.49)	$ (0.51)	$ (0.51)
In excess of net investment income	—	—	(0.01)	—	(0.00)‡
Total distributions declared to shareholders	$ (0.48)	$ (0.47)	$ (0.50)	$ (0.51)	$ (0.51)
Net asset value – end of period	$ 10.91	$ 11.60	$ 11.61	$ 11.06	$ 11.21
Total return	(1.73)%	4.04%	9.61%	3.24%	5.85%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.56%	1.64%	1.68%	1.78%	1.90%
Net investment income	4.42%	4.08%	4.32%	4.57%	4.46%
Portfolio turnover	13%	24%	39%	42%	42%
Net assets at end of period (000 omitted)	$29,316	$35,644	$32,902	$30,567	$28,420

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.47	$ 0.46	$ 0.48	$ 0.50	—
Ratios (to average net assets):					
Expenses##	1.74%	1.76%	1.78%	1.84%	—
Net investment income	4.24%	3.96%	4.22%	4.51%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

Virginia Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class C				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.60	$ 11.61	$ 11.06	$ 11.21	$ 11.07
Income from investment operations# –					
Net investment income§	$ 0.49	$ 0.47	$ 0.49	$ 0.52	$ 0.51
Net realized and unrealized gain (loss) on investments	(0.70)	(0.01)	0.56	(0.16)	0.15
Total from investment operations	$ (0.21)	$ 0.46	$ 1.05	$ 0.36	$ 0.66
Less distributions declared to shareholders –					
From net investment income	$ (0.48)	$ (0.47)	$ (0.49)	$ (0.51)	$ (0.52)
In excess of net investment income	—	—	(0.01)	—	(0.00)‡
Total distributions declared to shareholders	$ (0.48)	$ (0.47)	$ (0.50)	$ (0.51)	$ (0.52)
Net asset value – end of period	$ 10.91	$ 11.60	$ 11.61	$ 11.06	$ 11.21
Total return	(1.73)%	4.04%	9.61%	3.30%	6.02%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.56%	1.64%	1.68%	1.72%	1.83%
Net investment income	4.42%	4.08%	4.32%	4.63%	4.53%
Portfolio turnover	13%	24%	39%	42%	42%
Net assets at end of period (000 omitted)	$ 5,171	$ 6,523	$ 3,082	$ 3,182	$ 3,366

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.47	$ 0.46	$ 0.48	$ 0.51	—
Ratios (to average net assets):					
Expenses##	1.74%	1.76%	1.78%	1.78%	—
Net investment income	4.24%	3.96%	4.22%	4.57%	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	West Virginia Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.75	$ 11.77	$ 11.31	$ 11.33	$ 11.21
Income from investment operations# –					
Net investment income§	$ 0.57	$ 0.56	$ 0.58	$ 0.60	$ 0.61
Net realized and unrealized gain (loss) on investments	(0.80)	(0.01)	0.47	(0.02)	0.12
Total from investment operations	$ (0.23)	$ 0.55	$ 1.05	$ 0.58	$ 0.73
Less distributions declared to shareholders –					
From net investment income	$ (0.57)	$ (0.57)	$ (0.58)	$ (0.60)	$ (0.61)
In excess of net investment income	—	(0.00)‡‡	(0.01)	—	(0.00)‡‡
Total distributions declared to shareholders	$ (0.57)	$ (0.57)	$ (0.59)	$ (0.60)	$ (0.61)
Net asset value – end of period	$ 10.95	$ 11.75	$ 11.77	$ 11.31	$ 11.33
Total return‡	(1.89)%	4.73%	9.42%	5.20%	6.58%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.95%	1.02%	1.10%	1.17%	1.22%
Net investment income	5.13%	4.78%	4.98%	5.28%	5.30%
Portfolio turnover	30%	13%	17%	21%	11%
Net assets at end of period (000 omitted)	$117,174	$133,456	$130,002	$126,107	$134,514

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.55	$ 0.55	$ 0.57	—	—
Ratios (to average net assets):					
Expenses##	1.13%	1.14%	1.17%	—	—
Net investment income	4.95%	4.66%	4.91%	—	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	West Virginia Fund				
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.74	$ 11.77	$ 11.31	$ 11.33	$ 11.21
Income from investment operations# –					
Net investment income§	$ 0.50	$ 0.49	$ 0.51	$ 0.52	$ 0.52
Net realized and unrealized gain (loss) on investments	(0.80)	(0.03)	0.46	(0.02)	0.12
Total from investment operations	$ (0.30)	$ 0.46	$ 0.97	$ 0.50	$ 0.64
Less distributions declared to shareholders –					
From net investment income	$ (0.50)	$ (0.49)	$ (0.51)	$ (0.52)	$ (0.52)
In excess of net investment income	—	(0.00)‡	(0.00)‡	—	(0.00)‡
Total distributions declared to shareholders	$ (0.50)	$ (0.49)	$ (0.51)	$ (0.52)	$ (0.52)
Net asset value – end of period	$ 10.94	$ 11.74	$ 11.77	$ 11.31	$ 11.33
Total return	(2.53)%	3.97%	8.72%	4.47%	5.81%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.60%	1.67%	1.75%	1.87%	1.94%
Net investment income	4.48%	4.13%	4.33%	4.57%	4.56%
Portfolio turnover	30%	13%	17%	21%	11%
Net assets at end of period (000 omitted)	$14,727	$17,166	$15,472	$13,587	$12,647

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.48	$ 0.48	$ 0.50	—	—
Ratios (to average net assets):					
Expenses##	1.78%	1.79%	1.82%	—	—
Net investment income	4.30%	4.01%	4.26%	—	—

#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Notes to Financial Statements

(1) Business and Organization

MFS Mississippi Municipal Bond Fund (Mississippi Fund), MFS New York Municipal Bond Fund (New York Fund), MFS North Carolina Municipal Bond Fund (North Carolina Fund), MFS Pennsylvania Municipal Bond Fund (Pennsylvania Fund), MFS South Carolina Municipal Bond Fund (South Carolina Fund), MFS Tennessee Municipal Bond Fund (Tennessee Fund), MFS Virginia Municipal Bond Fund (Virginia Fund), and MFS West Virginia Fund Municipal Bond Fund (West Virginia Fund) are each a non-diversified series of MFS Municipal Series Trust (the Trust). The Trust is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

(2) Significant Accounting Policies

General – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Because each Fund invests primarily in the securities of a single state and its political subdivisions, each Fund is vulnerable to the effects of changes in the legal and economic environment of the particular state.

Investment Valuations – Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Futures contracts listed on commodities exchanges are reported at market value using closing settlement prices. Securities for which there are no such quotations or valuations are valued in good faith, at fair value, by the Trustees.

Futures Contracts – Each Fund may enter into futures contracts for the delayed delivery of securities or contracts based on financial indices at a fixed price on a future date. In entering such contracts, each Fund is required to deposit with the broker either in cash or securities an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the Fund each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the Fund. Each Fund's investment in futures contracts is designed to hedge against anticipated future changes in interest rates or securities prices. Investments in interest rate futures for purposes other than hedging may be made to modify the duration of the portfolio without incurring the additional transaction costs involved in buying and selling the underlying securities. Should interest rates or securities prices move unexpectedly, the Fund may not achieve the anticipated benefits of the futures contracts and may realize a loss.

Investment Transactions and Income – Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All premium and original issue discount is amortized or accreted for financial statement and tax reporting purposes as required by federal income tax regulations. Interest payments received in additional securities are recorded on the ex-dividend or ex-interest date in an amount equal to the value of the security on such date. Some securities may be purchased on a "when-issued" or "forward delivery" basis, which means that the securities will be delivered to the Fund at a future date, usually beyond customary settlement time.

Legal fees and other related expenses incurred to preserve and protect the value of a security owned are added to the cost of the security; other legal fees are expensed. Capital infusions made directly to the security issuer, which are generally non-recurring, incurred to protect or enhance the value of high-yield debt securities, are reported as additions to the cost basis of the security. Costs that are incurred to negotiate the terms or conditions of capital infusions or that are expected to result in a plan of reorganization are reported as realized losses. Ongoing costs incurred to protect or enhance an investment, or costs incurred to pursue other claims or legal actions, are expensed.

Fees Paid Indirectly – The Trust's custody fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by each Fund. This amount is shown as a reduction of total expenses on the Statement of Operations.

Tax Matters and Distributions – The Trust's policy is to comply with the provisions of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute to shareholders all of its net tax-exempt and net taxable income, including any net realized gain on investments. Accordingly, no provision for federal income or excise tax is provided. Distributions paid by each Fund from net interest received on tax-exempt municipal bonds are not includable by shareholders as gross income for federal income tax purposes because each Fund intends to meet certain requirements of the Code applicable to regulated investment companies, which will enable each Fund to pay exempt-interest dividends. The portion of such interest, if any, earned on private activity bonds issued after August 7, 1986, may be considered a tax-preference item to shareholders.

Notes to Financial Statements – continued

Distributions to shareholders are recorded on the ex-dividend date. Each Fund distinguishes between distributions on a tax basis and a financial reporting basis and requires that only distributions in excess of tax basis earnings and profits are reported in the financial statements as distributions from paid-in capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits, which result in temporary over-distributions for financial statement purposes, are classified as distributions in excess of net investment income or net realized gains. During the year ended March 31, 2000, the following amounts were reclassified due to permanent differences between book and tax accounting:

	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Increase (decrease):								
Paid-in-capital	$ —	$ —	$ 34,975	$ —	$ —	$ —	$ 85,338	$ 21,369
Accumulated undistributed net realized gain (loss) on investments	(67,570)	(14,449)	—	(1,737)	(75,481)	490	—	—
Accumulated undistributed (distributions in excess of) net investment income	67,570	14,449	(34,975)	1,737	75,481	(490)	(85,338)	(21,369)

These changes had no effect on the net assets or net asset value per share of the Funds.

At March 31, 2000, the following Funds, for federal income tax purposes, had a capital loss carryforward which may be applied against any net taxable realized gains of each succeeding year until the earlier of its utilization or expiration.

Expiration Date	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
March 31, 2003	$ —	$ —	$(686,899)	$ —	$ —	$ —	$ —	$ —
March 31, 2004	(2,596,659)	—	—	(935,505)	—	—	—	(2,079,974)
March 31, 2005	(228,833)	(446,982)	—	(533,472)	—	—	(557,561)	(714,690)
March 31, 2008	—	(477,876)	(65,023)	(43,665)	(308,852)	(546,400)	—	(58,823)
Total	$(2,825,492)	$(924,858)	$(751,922)	$(1,512,642)	$(308,852)	$(546,400)	$(557,561)	$(2,853,487)

Multiple Classes of Shares of Beneficial Interest – Each Fund offers multiple classes of shares, which differ in their respective distribution and service fees. All shareholders bear the common expenses of the Fund based on the value of settled shares outstanding of each class, without distinction between share classes. Dividends are declared separately for each class. Differences in per share dividend rates are generally due to differences in separate class expenses. Class B shares will convert to Class A shares approximately eight years after purchase.

(3) Transactions with Affiliates

Investment Adviser – The Trust has an investment advisory agreement with Massachusetts Financial Services Company (MFS) to provide overall investment advisory and administrative services, and general office facilities. The management fee is computed daily and paid monthly at an annual rate of 0.55% of each Fund's average daily net assets. The investment adviser has voluntarily agreed to waive a portion of its fee with respect to each Fund, which is shown as a reduction of total expenses in the Statement of Operations.

The Pennsylvania Fund has a temporary expense reimbursement agreement whereby MFS has voluntarily agreed to pay all of the Pennsylvania Fund's operating expenses, exclusive of management, distribution and service fees. The Pennsylvania Fund in turn will pay MFS an expense reimbursement fee not greater than 0.40% of its average daily net assets. To the extent that the expense reimbursement fee exceeds the Pennsylvania Fund's actual expenses, the excess will be applied to amounts paid by MFS in prior years. At March 31, 2000, aggregate unreimbursed expenses owed to MFS by the Pennsylvania Fund amounted to $190,758. During the year ended March 31, 2000, MFS did not impose the reimbursement fee of $180,635.

The Trust pays no compensation directly to its Trustees who are officers of the investment adviser, or to officers of the Trust, all of whom receive remuneration for their services to the Trust from MFS. Certain officers and Trustees of the Trust are officers or directors of MFS, MFS Fund Distributors, Inc. (MFD), and MFS Service Center, Inc. (MFSC). The Trust has an unfunded defined benefit plan for all of its independent Trustees and Mr. Bailey. Included in Trustees' compensation for the year ended March 31, 2000, is a net periodic pension expense for each Fund as follows:

Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
$5,656	$5,706	$6,065	$5,880	$5,962	$5,635	$6,045	$6,043

Notes to Financial Statements – continued

Administrator – The Trust has an administrative services agreement with MFS to provide the Trust with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, each Fund incurs an administrative fee at the following annual percentages of each Fund's average daily net assets:

First $1 billion	0.0150%
Next $1 billion	0.0125%
Next $1 billion	0.0100%
In excess of $3 billion	0.0000%

Distributor – MFD, a wholly owned subsidiary of MFS, as distributor, received $24,499, $19,734, $75,154, $18,639, $24,007, $23,888, $64,808, and $35,581 for the year ended March 31, 2000, as its portion of the sales charge on sales of Class A shares of the Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia Funds, respectively.

The Trustees have adopted a distribution plan for Class A, Class B, and Class C shares pursuant to Rule 12b-1 of the Investment Company Act of 1940 as follows:

Each Fund's distribution plan provides that the Fund will pay MFD up to 0.35% per annum of its average daily net assets attributable to Class A shares in order that MFD may pay expenses on behalf of the Fund related to the distribution and servicing of its shares. These expenses include a service fee paid to each securities dealer that enters into a sales agreement with MFD of up to 0.25% per annum of the Fund's average daily net assets attributable to Class A shares which are attributable to that securities dealer and a distribution fee to MFD of up to 0.10% per annum of the Fund's average daily net assets attributable to Class A shares. MFD retains the service fee for accounts not attributable to a securities dealer, which amounted to $13,484, $26,131, $8,785, $9,160, $24,070, and $10,201 for the, New York, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia Funds, respectively, for the year ended March 31, 2000. Fees incurred under the distribution plan during the year ended March 31, 2000, were, 0.00%, 0.25%, 0.35%, 0.00%, 0.35%, 0.35%, 0.35%, and 0.35% of each Fund's average daily net assets attributable to Class A shares on an annualized basis for the Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia Funds, respectively. Payments of the Mississippi Fund's 0.35% per annum Class A distribution and service fee will commence on such date as the Trustees of Trust may determine. In the case of the New York and Pennsylvania Funds, payments of the 0.10% per annum Class A distribution fee will be implemented on such date as the Trustees of the Trust may determine. For the Pennsylvania Fund, payments of the 0.25% per annum Class A service fee will commence on the date that the net assets of the Fund attributable to Class A shares first equals or exceed $50 million.

Each Fund's distribution plan provides that the Fund will pay MFD a distribution fee of 0.75% per annum, and a service fee of up to 0.25% per annum, of the Fund's average daily net assets attributable to Class B and Class C shares. MFD will pay to securities dealers that enter into a sales agreement with MFD all or a portion of the service fee attributable to Class B and Class C shares, and will pay to such securities dealers all of the distribution fee attributable to Class C shares. The service fee is intended to be consideration for services rendered by the dealer with respect to Class B and Class C shares. MFD retains the service fee for accounts not attributable to a securities dealer, which amounted to $4,658, $4,939, $3,796, $1,763, $2,786, and $1,815 for the New York, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia Funds, respectively, for Class B shares, for the year ended March 31, 2000. MFS retained the service fee for accounts not attributable to a securities dealer, which amounted to $94 and $1 for the North Carolina and Virginia Funds, respectively, for Class C shares for the year ended March 31, 2000. Fees incurred under the distribution plan during the year ended March 31, 2000, were 0.80%, 1.00%, 1.00%, 0.81%, 1.00%, 1.00%, 1.00%, and 1.00% of each of the Fund's average daily net assets attributable to Class B shares for the Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia Funds, respectively, on an annualized basis. Fees incurred under the distribution plan during the year ended March 31, 2000, were 1.00% and 1.00% of each of the Fund's average daily net assets attributable to Class C shares for the North Carolina and Virginia Funds, respectively, on an annualized basis. Except in the case of the 0.25% per annum Class B service fee paid by the Mississippi Fund upon sale of Class B shares in the first year, payment of the Class B service fee will be suspended until such date as the Trustees of the Trust may determine. Except in the case of the 0.25% per annum Class B service fee paid by the Pennsylvania Fund upon the sale of Class B shares in the first year, payment of the Class B service fee will be suspended until on such date as the Class A service fee first becomes payable.

Certain Class A and Class C shares are subject to a contingent deferred sales charge in the event of a shareholder redemption within 12 months following purchase. A contingent deferred sales charge is imposed on shareholder redemptions of Class B shares in the event of a shareholder redemption within six years of purchase. MFD receives all contingent deferred sales charges. Contingent deferred sales charges imposed during the year ended March 31, 2000, for Class A, Class B, and Class C shares, were as follows:

CDSC Imposed	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Class A	$ —	$ —	$ 231	$ —	$ 3,023	$ 9,417	$ —	$ —
Class B	$10,638	$73,574	$110,362	$55,487	$99,310	$86,595	$90,561	$65,282
Class C	$ —	$ —	$ 6,051	$ —	$ —	$ —	$14,021	$ —

Notes to Financial Statements – continued

Shareholder Servicing Agent – MFSC, a wholly owned subsidiary of MFS, earns a fee for its services as shareholder servicing agent. The fee is calculated as a percentage of each Fund's average daily net assets at an annual rate of 0.10%.

(4) Portfolio Securities
Purchases and sales of investments, other than U.S. government securities, and short-term obligations, were as follows (000's omitted):

	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Purchases	$17,079	$49,872	$36,734	$21,499	$30,043	$26,041	$49,595	$41,919
Sales	13,523	67,239	67,079	20,811	44,223	34,432	95,615	49,460

The cost and unrealized appreciation and depreciation in the value of the investments owned by each Fund, as computed on a federal income tax basis, are as follows (000's omitted):

	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Aggregate cost	$74,687	$112,999	$368,160	$42,289	$149,363	$119,508	$343,206	$127,657
Gross unrealized appreciation	$ 2,048	$ 5,447	$ 12,037	$ 866	$ 5,226	$ 3,333	$ 8,174	$ 4,981
Gross unrealized depreciation	(974)	(1,365)	(9,072)	(855)	(4,370)	(2,699)	(8,383)	(3,127)
Net unrealized appreciation (depreciation)	$ 1,074	$ 4,082	$ 2,965	$ 11	$ 856	$ 634	$ (209)	$ 1,854

(5) Shares of Beneficial Interest
The Trust's Declaration permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest. Transactions in Fund shares were as follows:

Class A Shares	Mississippi Fund		New York Fund		North Carolina Fund	
Year Ended March 31, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	1,277	$ 12,166	1,181	$ 12,517	1,421	$ 16,331
Shares issued to shareholders in reinvestment of distributions	165	1,564	305	3,259	840	9,656
Shares reacquired	(1,111)	(10,495)	(2,263)	(24,117)	(4,945)	(56,638)
Net increase (decrease)	331	$ 3,235	(777)	$ (8,341)	(2,684)	$ (30,651)
Year Ended March 31, 1999 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	523	$ 5,207	1,889	$ 21,362	6,127	$ 74,691
Shares issued to shareholders in reinvestment of distributions	147	1,466	298	3,372	826	10,078
Shares reacquired	(623)	(6,193)	(2,428)	(27,459)	(8,228)	(100,378)
Net increase (decrease)	47	$ 480	(241)	$ (2,725)	(1,275)	$ (15,609)

	Pennsylvania Fund		South Carolina Fund		Tennessee Fund	
Year Ended March 31, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	990	$ 9,335	428	$ 5,068	740	$ 7,798
Shares issued to shareholders in reinvestment of distributions	78	738	307	3,608	295	3,021
Shares reacquired	(536)	(5,036)	(1,965)	(23,102)	(1,904)	(19,537)
Net increase (decrease)	532	$ 5,037	(1,230)	$ (14,426)	(869)	$ (8,718)
Year Ended March 31, 1999 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	443	$ 4,392	860	$ 10,768	1,562	$ 17,019
Shares issued to shareholders in reinvestment of distributions	62	614	280	3,515	244	2,671
Shares reacquired	(240)	(2,376)	(1,345)	(16,841)	(992)	(10,839)
Net increase (decrease)	265	$ 2,630	(205)	$ (2,558)	814	$ 8,851

Class A Shares

		Virginia Fund		West Virginia Fund	
Year Ended March 31, 2000 (000 Omitted)		**Shares**	**Amount**	**Shares**	**Amount**
Shares sold		1,527	$ 17,029	426	$ 4,792
Shares issued to shareholders in reinvestment of distributions		760	8,371	316	3,515
Shares reacquired		(5,238)	(57,536)	(1,401)	(15,503)
Net decrease		(2,951)	$ (32,136)	(659)	$ (7,196)
Year Ended March 31, 1999 (000 Omitted)		**Shares**	**Amount**	**Shares**	**Amount**
Shares sold		3,914	$ 45,669	1,029	$ 12,137
Shares issued to shareholders in reinvestment of distributions		742	8,649	292	3,451
Shares reacquired		(5,247)	(61,190)	(1,003)	(11,832)
Net increase (decrease)		(591)	$ (6,872)	318	$ 3,756

Class B Shares

	Mississippi Fund		New York Fund		North Carolina Fund	
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	157	$ 1,505	391	$ 4,207	686	$ 7,992
Shares issued to shareholders in reinvestment of distributions	18	170	59	636	118	1,355
Shares reacquired	(178)	(1,682)	(1,237)	(13,068)	(795)	(9,055)
Net increase (decrease)	(3)	$ (7)	(787)	$ (8,225)	9	$ 292
Year Ended March 31, 1999 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	215	$ 2,140	701	$ 7,932	1,067	$ 13,003
Shares issued to shareholders in reinvestment of distributions	17	169	57	649	103	1,259
Shares reacquired	(162)	(1,611)	(424)	(4,796)	(522)	(6,357)
Net increase	70	$ 698	334	$ 3,785	648	$ 7,905

	Pennsylvania Fund		South Carolina Fund		Tennessee Fund	
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	408	$ 3,890	541	$ 6,406	410	$ 4,272
Shares issued to shareholders in reinvestment of distributions	52	492	71	833	56	577
Shares reacquired	(1,013)	(9,479)	(792)	(9,250)	(450)	(4,573)
Net increase (decrease)	(553)	$ (5,097)	(180)	$ (2,011)	16	$ 276
Year Ended March 31, 1999 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	533	$ 5,302	842	$ 10,580	624	$ 6,827
Shares issued to shareholders in reinvestment of distributions	44	436	53	671	43	470
Shares reacquired	(248)	(2,458)	(235)	(2,950)	(240)	(2,625)
Net increase	329	$ 3,280	660	$ 8,301	427	$ 4,672

		Virginia Fund		West Virginia Fund	
Year Ended March 31, 2000 (000 Omitted)		**Shares**	**Amount**	**Shares**	**Amount**
Shares sold		365	$ 4,069	172	$ 1,934
Shares issued to shareholders in reinvestment of distributions		58	634	38	425
Shares reacquired		(809)	(8,888)	(326)	(3,618)
Net decrease		(386)	$ (4,185)	(116)	$ (1,259)
Year Ended March 31, 1999 (000 Omitted)		**Shares**	**Amount**	**Shares**	**Amount**
Shares sold		611	$ 7,115	290	$ 3,412
Shares issued to shareholders in reinvestment of distributions		53	616	36	426
Shares reacquired		(425)	(4,951)	(179)	(2,106)
Net increase		239	$ 2,780	147	$ 1,732

Notes to Financial Statements – continued

Class C Shares	North Carolina Fund		Virginia Fund	
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	438	$ 5,095	131	$ 1,439
Shares issued to shareholders in reinvestment of distributions	29	335	17	190
Shares reacquired	(376)	(4,300)	(236)	(2,625)
Net increase (decrease)	91	$ 1,130	(88)	$ (996)
Year Ended March 31, 1999 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	619	$ 7,481	325	$ 3,779
Shares issued to shareholders in reinvestment of distributions	21	254	12	144
Shares reacquired	(149)	(1,749)	(41)	(473)
Net increase	491	$ 5,986	296	$ 3,450

(6) Line of Credit

The Trust and other affiliated funds participate in an $820 million unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made to temporarily finance the repurchase of Fund shares. Interest is charged to each fund, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee, based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee allocated to the Funds for the year ended March 31, 2000, ranged from $317 to $2,764. The Funds had no significant borrowings during the year.

(7) Financial Instruments

The Trust trades financial instruments with off-balance-sheet risk in the normal course of its investing activities in order to manage exposure to market risks such as interest rates. These financial instruments include futures contracts. The notional or contractual amounts of these instruments represent the investment a Fund has in particular classes of financial instruments and does not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered.

Futures Contracts

Fund	Description	Expiration	Contracts	Position	Unrealized Appreciation/ (Depreciation)
Mississippi Fund	U.S. Treasury Bonds	June 2000	4	Short	$ (11,618)
	Municipal Bond Index	June 2000	29	Long	72,463
					$ 60,845
New York Fund	Municipal Bond Index	June 2000	16	Long	$ 38,123
North Carolina Fund	Municipal Bond Index	June 2000	47	Long	$ 111,987
South Carolina Fund	Municipal Bond Index	June 2000	37	Short	$ (49,719)
Tennessee Fund	Municipal Bond Index	June 2000	15	Long	$ 35,740
Virginia Fund	U.S. Treasury Bonds	June 2000	26	Short	$ (75,360)
	Municipal Bond Index	June 2000	26	Long	75,125
					$ (235)
West Virginia Fund	U.S. Treasury Bonds	June 2000	9	Short	$ (26,368)
	Municipal Bond Index	June 2000	16	Short	(20,313)
					$ (46,681)

At March 31, 2000, the Mississippi, New York, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia Funds had sufficient cash and/or securities to cover margin requirements on open futures contracts.

(8) Restricted Securities

Each Fund may invest not more than 15% of its net assets in securities which are subject to legal or contractual restrictions on resale. At March 31, 2000, the Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Virginia, and West Virginia Funds owned the following restricted securities, excluding securities issued under Rule 144A, constituting 2.9%, 4.1%, 5.0%, 6.1%, 6.9%, 3.4%, and 7.2% of each Fund's net assets, respectively, which may not be publicly sold without registration under the Securities Act of 1933. Each Fund does not have the right to demand that such securities be registered. The value of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, in good faith by the Trustees.

Fund	Description	Date of Acquisition	Principal Amount	Cost	Value
Mississippi Fund	Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2013	5/20/99	$1,000,000	$1,068,754	$ 986,040
	Puerto Rico Municipal Finance Agency, RITES, FSA, 6.857s, 2017	1/6/00	750,000	703,724	755,535
	Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2013	9/30/99	500,000	508,892	519,990
					$ 2,261,565
New York Fund	Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2013	5/20/99	1,060,000	$1,132,879	$ 1,045,202
	Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2014	5/20/99	500,000	530,255	488,750
	Niagara Falls, NY, Bridge Commission Toll Rev., RITES, FGIC, 5.726s, 2015	5/21/99	3,500,000	3,746,997	3,396,400
					$ 4,930,352
North Carolina Fund	Puerto Rico Highway & Transportation Authority, Rev., RITES, 6.054s, 2007	11/21/96	2,750,000	$2,736,250	$ 2,829,090
	Puerto Rico Highway & Transportation Authority, Rev., RITES, FSA, 7.857s, 2018	2/26/99	5,425,000	6,989,771	6,199,039
	Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2016	9/30/99	1,500,000	1,471,890	1,513,770
	State of North Carolina, RITES, 4.669s, 2015	2/26/99	5,000,000	4,999,618	4,187,300
	State of North Carolina, RITES, 4.669s, 2017	3/24/99	5,000,000	4,722,559	3,824,100
					$18,553,299
Pennsylvania Fund	Guam Power Authority Rev., RITES, AMBAC, 6.743s, 2014	5/20/99	2,170,000	$2,301,305	$ 2,121,175
	Puerto Rico Public Finance Corp., RITES, AMBAC, 7.587s, 2013	9/30/99	500,000	508,892	519,990
					$ 2,641,165
South Carolina Fund	Commonwealth of Puerto Rico, RITES, MBIA, 5.75s, 2020	3/30/00	2,000,000	$2,044,880	$ 2,050,200
	Puerto Rico Electric Power Authority, RITES, FSA 6.357s, 2015	9/30/99	1,000,000	976,500	968,480
	Puerto Rico Municipal Finance Agency, RITES, FSA, 7.857s, 2016	1/6/00	850,000	883,152	926,925
	Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2013	9/30/99	1,375,000	1,399,462	1,429,973
	Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2019	3/31/99	1,300,000	1,465,108	1,276,600
	State of South Carolina, RITES, 4.369s, 2016	3/26/99	5,000,000	4,740,909	3,855,300
					$10,507,478
Virginia Fund	Fairfax County, VA, RITES, 4.669s, 2016	4/12/99	3,855,000	$3,803,427	$ 3,154,084
	Fairfax County, VA, RITES, 4.669s, 2017	4/12/99	3,845,000	3,746,250	3,078,769
	Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2015	5/20/99	1,010,000	1,056,240	973,842
	Puerto Rico Municipal Finance Agency, RITES, FSA, 7.857s, 2016	1/6/00	1,105,000	1,148,161	1,205,002
	Puerto Rico Municipal Finance Agency, RITES, FSA, 6.857s, 2017	1/6/00	615,000	577,053	619,539
	Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2013	9/30/99	2,000,000	2,035,566	2,079,960
	Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2016	3/31/99	500,000	566,318	504,590
					$11,615,786
West Virginia	Commonwealth of Puerto Rico, RITES, 7.75s, 2019	3/30/00	3,000,000	$3,090,720	$ 3,103,440
	Puerto Rico Municipal Finance Agency, RITES, FSA, 6.857s 2017	1/6/00	900,000	844,468	906,642
	West Virginia Building Commission, RITES, AMBAC, 5.884s, 2018	5/5/99	5,770,000	6,226,689	5,460,151
					$ 9,470,233

Independent Auditors' Report

To the Trustees of MFS Municipal Trust and Shareholders of the Portfolios of MFS Municipal Series Trust:

We have audited the accompanying statements of assets and liabilities, including the portfolio of investments, of MFS Mississippi Municipal Bond Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, and MFS West Virginia Municipal Bond Fund (portfolios of MFS Municipal Series Trust) as of March 31, 2000, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of each Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned at March 31, 2000 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of each of the aforementioned portfolios of MFS Municipal Series Trust as of March 31, 2000, the results of their operations, the changes in their net assets, and their financial highlights for the respective stated periods in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
May 4, 2000

Federal Tax Information

In January 2001, shareholders will be mailed a Tax Form Summary or Form 1099-DIV, if applicable, reporting the federal tax status of all distributions paid during the calendar year 2000.

The South Carolina Fund has designated $489,664 as a capital gain dividend.
The Tennessee Fund has designated $781,455 as a capital gain dividend.

For federal income tax purposes, approximately 99% of the total dividends paid by each Fund from net investment income during the year ended March 31, 2000, is designated as an exempt-interest dividend.

MFS® Municipal Series Trust

Investment Adviser

Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116-3741

Distributor

MFS Fund Distributors, Inc.
500 Boylston Street
Boston, MA 02116-3741

Chairman and President

*Jeffrey L. Shames**

Portfolio Managers

*Michael L. Dawson**
*Geoffrey L. Schechter**

Treasurer

*W. Thomas London**

Assistant Treasurers

*Mark E. Bradley**
*Ellen Moynihan**
*James O. Yost**

Secretary

*Stephen E. Cavan**

Assistant Secretary

*James R. Bordewick, Jr.**

Custodian

State Street Bank and Trust Company

Auditors

Deloitte & Touche LLP

Investor Information

For information on MFS mutual funds, call your investment professional or, for an information kit, call toll free: 1-800-637-2929 any business day from 9 a.m. to 5 p.m. Eastern time (or leave a message anytime).

Investor Service

MFS Service Center, Inc.
P.O. Box 2281
Boston, MA 02107-9906

For general information, call toll free: 1-800-225-2606 any business day from 8 a.m. to 8 p.m. Eastern time.

For service to speech- or hearing-impaired, call toll free: 1-800-637-6576 any business day from 9 a.m. to 5 p.m. Eastern time. (To use this service, your phone must be equipped with a Telecommunications Device for the Deaf.)

For share prices, account balances, exchanges, or stock and bond outlooks, call toll free: 1-800-MFS-TALK (1-800-637-8255) anytime from a touch-tone telephone.

World Wide Web

www.mfs.com

†Independent Trustee
*MFS Investment Management



MFS® Municipal Series Trust

MFS® Mississippi Municipal Bond Fund
MFS® New York Municipal Bond Fund
MFS® North Carolina Municipal Bond Fund
MFS® Pennsylvania Municipal Bond Fund
MFS® South Carolina Municipal Bond Fund
MFS® Tennessee Municipal Bond Fund
MFS® Virginia Municipal Bond Fund
MFS® West Virginia Municipal Bond Fund

MFS®
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MFS® investment products are offered through MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116.

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